As filed with the SEC on              .                Registration No. 33-61125


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [ ]
      Pre-Effective Amendment No. 1                                     [X]
      Post-Effective Amendment No.                                      [ ]
                                       and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [X]
      Amendment No.                                                     [ ]
                        (Check appropriate box or boxes)

                                   ----------
                      PRUCO LIFE FLEXIBLE PREMIUM VARIABLE
                                ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                             213 Washington Street
                          Newark, New Jersey 07102-2992
                                 (800) 445-4571
             (Address and telephone number of principal executive offices)
                                   ----------
                                Thomas C. Castano
                               Assistant Secretary
                          Pruco Life Insurance Company
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                     (Name and address of agent for service)

                                    Copy to:
                                Jeffrey C. Martin
                                 Shea & Gardner
                         1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036
                                   ----------

Individual Variable Annuity Contracts--The Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

                                   ----------
                  Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement
                                   ----------
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 CROSS REFERENCE SHEET

                    (as required by Rule 495(a) under the 1933 Act)


N-4 Item Number and Caption                            Location
---------------------------                            --------

Part A

      1.  Cover Page.................................  Cover Page

      2.  Definitions................................  Definitions of Special Terms Used in This Prospectus

      3.  Synopsis or Highlights.....................  Brief Description of the Contract

      4.  Condensed Financial Information............  N/A

      5.  General Description of Registrant,
          Depositor, and Portfolio Companies.........  General Information About Pruco Life, The Pruco Life
                                                       Flexible Premium Variable Annuity Account, and The
                                                       Investment Options Available Under the Contract; The
                                                       Interest-Rate Investment Options and Investments by
                                                       Pruco Life

      6.  Deductions and Expenses....................  Brief Description of the Contract; Charges, Fees, and
                                                       Deductions


      7.  General Description of Variable Annuity
          Contracts..................................  Part A: Brief Description of the Contract; Allocation of
                                                       Purchase Payments; Transfers; Death Benefit; The
                                                       Interest-Rate Investment Options and Investments by
                                                       Pruco Life; Voting Rights; Ownership of the Contract;
                                                       State Regulation


      8.  Annuity Period.............................  Brief Description of the Contract; Effecting an Annuity

      9.  Death Benefit..............................  Death Benefit; Effecting an Annuity

     10.  Purchases and Contract Value...............  Brief Description of the Contract; Pruco Life Insurance
                                                       Company; Requirements for Issuance of a Contract;
                                                       Valuation of a Contract Owner's Contract Fund

     11.  Redemptions................................  Brief Description of the Contract; Short-Term
                                                       Cancellation Right or "Free Look"; Withdrawals;
                                                       Charges, Fees and Deductions; Effecting an Annuity

     12.  Taxes......................................  Premium Taxes and Taxes Attributable to Purchase
                                                       Payments; Federal Tax Status

     13.  Legal Proceedings..........................  Litigation

     14.  Table of Contents of the Statement of
          Additional Information.....................  Additional Information

Part B

     15.  Cover Page.................................  Cover Page

     16.  Table of Contents..........................  Contents

     17.  General Information and History............  Not Applicable

     18.  Services...................................  Part A: Experts

     19.  Purchase of Securities Being Offered.......  Part A: Brief Description of the Contract; Charges, Fees
                                                       and Deductions; Sale of the Contract and Sales
                                                       Commissions


N-4 Item Number and Caption                           Location
---------------------------                           --------

     20.  Underwriters...............................  Part A: Sale of the Contract and Sales Commissions
                                                       Part B: Principal Underwriters

     21.  Calculation of Performance Data............  Performance Information

     22.  Annuity Payments...........................  Part A: Valuation of a Contract Owner's Contract Fund;
                                                       Effecting an Annuity

     23.  Financial Statements.......................  Part A: Consolidated Financial Statements of Pruco Life
                                                       Insurance Company and Subsidiaries

Part C

      Information required to be included in Part C is set forth under the appropriate Item, so numbered in Part C to this Registration Statement.

                                        PART A

                         INFORMATION REQUIRED IN A PROSPECTUS

                                    OVERCOVER


                                [PRUDENTIAL LOGO]

PROSPECTUS


November 20, 1995


PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
VARIABLE ANNUITY CONTRACTS

PRUCO LIFE MARKET-VALUE ADJUSTMENT ANNUITY CONTRACTS

                               DISCOVERY PREFERRED

This prospectus describes the Discovery(sm) Preferred Annuity Contract*, an individual variable annuity contract offered by Pruco Life Insurance Company ("Pruco Life", "we" or "us"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("The Prudential").

The Contract is purchased by making an initial payment of $10,000 or more. Additional payments of $1,000 or more may also be made. Following the deduction for any applicable taxes, the purchase payments may be allocated as you direct in one or more of the following ways.

o They may be allocated to one or more of eleven subaccounts each of which invests in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund").

o They may be allocated to a fixed-rate option which guarantees a stipulated rate of interest for a one year period.

o They may be allocated to a market-value adjustment option which guarantees a stipulated rate of interest if held for a seven year period.

The value allocated to the subaccounts will vary daily with the investment performance of those accounts. If amounts allocated to a market-value adjustment option are withdrawn or transferred prior to the expiration of the interest rate period, the contract value will be subject to a Market-Value Adjustment, which could result in receipt of more or less than the original amount allocated to that option. On the annuity date, the amount credited under the Contract will be applied to effect a fixed-dollar annuity. Upon annuitization, your participation in the investment options ceases. Prior to that annuity date, you may withdraw in whole or in part the cash value of the Contract.

           ----------------------------------------------------------


This prospectus provides information a prospective investor should know before investing. Additional information about the Contract has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated November 20, 1995, which information is incorporated herein by reference, and is available without charge upon written request to Pruco Life Insurance Company, 213 Washington Street, Newark, New Jersey 07102-2992, or by telephoning
(800) 445-4571.


The attached prospectus for the Series Fund and its statement of additional information describe the investment objectives and risks of investing in the portfolios. Additional portfolios and subaccounts may be offered in the future.

The Contents of the Statement of Additional Information appear on page of this prospectus.

           ----------------------------------------------------------

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ATTACHED TO A CURRENT PROSPECTUS FOR THE PRUDENTIAL SERIES FUND, INC.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Pruco Life Insurance Company
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                            Telephone: (800) 445-4571

*Discovery is a service mark of The Prudential.


DISCOP-1 Ed 11-95
Cat. No. 64M630L

                               PROSPECTUS CONTENTS

                                                                                                                            Page

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS...........................................................................1

BRIEF DESCRIPTION OF THE CONTRACT..............................................................................................2

FEE TABLE......................................................................................................................4

GENERAL INFORMATION ABOUT PRUCO LIFE, THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE
     ANNUITY ACCOUNT, AND THE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT..................................................7
     Pruco Life Insurance Company..............................................................................................7
     Pruco Life Flexible Premium Variable Annuity Account......................................................................7
     The Prudential Series Fund, Inc...........................................................................................7
     The Interest-Rate Investment Options and Investments by Pruco Life........................................................8

DETAILED INFORMATION ABOUT THE CONTRACT........................................................................................8
     Requirements for Issuance of a Contract...................................................................................8
     Short-Term Cancellation Right or "Free Look"..............................................................................9
     Allocation of Purchase Payments...........................................................................................9
     Cash Value................................................................................................................9
     Guaranteed Interest Rate Periods..........................................................................................9
     What Happens When an Interest Cell Reaches its Maturity Date?.............................................................9
     Transfers................................................................................................................10
     Dollar Cost Averaging....................................................................................................10
     Auto-Rebalancing.........................................................................................................10
     Withdrawals..............................................................................................................11
     Automated Withdrawals....................................................................................................11
     Market-Value Adjustment..................................................................................................11
     Death Benefit............................................................................................................11
     Valuation of a Contract Owner's Contract Fund............................................................................12

CHARGES, FEES AND DEDUCTIONS..................................................................................................12
     Premium Taxes and Taxes Attributable to Purchase Payments................................................................12
     Administrative Charge....................................................................................................12
     Charge for Assuming Mortality and Expense Risks..........................................................................13
     Expenses Incurred by the Series Fund.....................................................................................13
     Withdrawal Charge........................................................................................................13
     Transaction Charge.......................................................................................................14
     Critical Care Access.....................................................................................................14


FEDERAL TAX STATUS............................................................................................................14
     Diversification..........................................................................................................14
     Taxes Payable by Contract Owners.........................................................................................14
     Withholding..............................................................................................................15
     Impact of Federal Income Taxes...........................................................................................15
     IRAs     ................................................................................................................16
     Minimum Distribution Option..............................................................................................16
     Taxes on Pruco Life......................................................................................................16


EFFECTING AN ANNUITY..........................................................................................................16
     Annuity Payments for a Fixed Period......................................................................................17
     Life Annuity with 120 Payments Certain...................................................................................17
     Interest Payment Option..................................................................................................17
     Legal Considerations Relating to Sex-Distinct Annuity Purchase Rates.....................................................17

OTHER INFORMATION.............................................................................................................17
     Required Distributions on Death of Owner.................................................................................17
     Misstatement of Age or Sex...............................................................................................18
     Sale of the Contract and Sales Commissions...............................................................................18
     Voting Rights............................................................................................................18
     Substitution of Series Fund Shares.......................................................................................19
     Ownership of the Contract................................................................................................19
     Performance Information..................................................................................................19
     Reports to Contract Owners...............................................................................................19
     State Regulation.........................................................................................................19
     Statement of Additional Information .....................................................................................20
     Experts  ................................................................................................................20
     Litigation...............................................................................................................20
     Additional Information ..................................................................................................20
     Financial Statements ....................................................................................................20
SELECTED FINANCIAL DATA ......................................................................................................21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     for Period ended September 30, 1995 .....................................................................................22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     for Years Ended December 31, 1994, 1993 AND 1992 ........................................................................23

DIRECTORS AND OFFICERS........................................................................................................26
EXECUTIVE COMPENSATION .......................................................................................................27

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY AND
     SUBSIDIARIES (Unaudited).................................................................................................A1

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES............................................B1

MARKET-VALUE ADJUSTMENT FORMULA...............................................................................................C1

              DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS

Account--See the Pruco Life Flexible Premium Variable Annuity Account (the "Account"), below.

annuitant--The person or persons, designated by the Contract owner, upon whose life or lives monthly annuity payments are based after an annuity is effected.

annuity contract--A contract designed to provide an annuitant with an income, which may be a lifetime income, beginning on the annuity date.

annuity date--The date, specified in the Contract, when annuity payments begin.

cash value--The surrender value of the Contract, which equals the Contract Fund plus or minus any Market-Value Adjustments less any withdrawal charge and any administrative charge due upon surrender.

charge-free amount--The amount of your Contract Fund that is not subject to a withdrawal charge.

Contract anniversary--The same day and month as the Contract date in each later year.

Contract date--The date Pruco Life received the initial purchase payment and necessary documentation for the Contract.

Contract Fund--The total value attributable to a specific Contract representing amounts invested in all the subaccounts and in the interest-rate investment options.

Contract owner--You. The person who purchases a Discovery Preferred Contract and makes the purchase payments. The owner will usually also be an annuitant, but need not be. The owner has all rights in the Contract before the annuity date. Subject to certain limitations and requirements described in this prospectus, these rights include the right to make withdrawals or surrender the Contract, to designate and change the beneficiaries who will receive the proceeds at the death of the annuitant before the annuity date, to transfer funds among the investment options, and to designate a mode of settlement for the annuitant on the annuity date.

Contract year--A year that starts on the Contract date or on a Contract anniversary.

fixed-rate option--An investment option under which Pruco Life credits interest to the amount allocated at a guaranteed interest rate periodically declared in advance by Pruco Life but not less than 3%.

guaranteed interest rate--The effective annual interest rate credited during the interest rate period.

interest cell--A division of the interest-rate investment options which is established whenever you allocate or transfer money into an interest-rate investment option. The amount in the interest cell is credited with a guaranteed interest rate, declared in advance by Pruco Life and never less than 3%, if held for the duration of the cell's interest rate period.

interest-rate investment options--The fixed-rate option and the market-value adjustment option.

interest rate period--The period for which the guaranteed interest rate is credited.

Market-Value Adjustment--If amounts are withdrawn or transferred from a market-value adjustment option before the end of the interest rate period, a Market-Value Adjustment will occur. A Market-Value Adjustment may result in an increase, decrease or no change in the value of the money that was in the interest cell. For the formula used to calculate the adjustment, see MARKET-VALUE ADJUSTMENT FORMULA, on page C1.

market-value adjustment option ("MVA option")--An interest-rate investment option subject to a Market- Value Adjustment.

The Pruco Life Flexible Premium Variable Annuity Account (the "Account")--A separate account of Pruco Life registered as a unit investment trust under the Investment Company Act of 1940.

The Prudential Series Fund, Inc. (the "Series Fund")--A series mutual fund with separate portfolios, one or more of which may be chosen as an underlying investment for the Contract.

subaccount--A division of the Account, the assets of which are invested in shares of the corresponding portfolio of the Series Fund.

valuation period--The period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios are calculated, which is generally at 4:15 p.m. New York City time on each day during which the New York Stock Exchange is open.

variable investment options--The subaccounts.

                        BRIEF DESCRIPTION OF THE CONTRACT

The Discovery Preferred Annuity Contract offers you a way to invest on a tax-deferred basis in a variety of investment options and provide income protection for later life by financing annuity payments commencing on the annuity date. The Contract is a variable annuity contract. The value of the Contract depends upon investment results of the investment option[s]. Currently, you may place the invested portion of your purchase payments into one or a combination of variable and interest-rate investment options. Amounts held under the Contract may be withdrawn, in whole or in part, prior to the annuity date. The Contract also provides for a death benefit.

The Contract is purchased by making an initial payment of at least $10,000. Additional payments of $1,000 or more may also be made. After the deduction of any charge for taxes attributable to purchase payments is made, purchase payments are allocated to the subaccounts and/or the fixed-rate investment or market-value adjustment options in accordance with your instructions.

Currently, there are eleven variable investment options, each of which is called a subaccount. The assets of each subaccount are invested in a corresponding portfolio of The Prudential Series Fund, Inc., a series mutual fund for which The Prudential acts as investment adviser. The Money Market Portfolio is invested in short-term debt obligations similar to those purchased by money market funds; the Bond Portfolio is invested primarily in high quality medium-term corporate and government debt securities; the Conservatively Managed Flexible Portfolio is invested in a mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor who desires diversification of investment and who prefers a relatively lower risk of loss and a correspondingly reduced chance of high appreciation; the Aggressively Managed Flexible Portfolio is invested in a mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who is willing to accept a relatively high level of loss in an effort to achieve greater appreciation; the High Yield Bond Portfolio is invested primarily in high yield fixed income securities of medium to lower quality, also known as high risk bonds; the High Dividend Stock Portfolio is invested primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Stock Index or the NYSE Composite Index; the Common Stock Portfolio is invested primarily in common stocks; the Growth Stock Portfolio is invested primarily in equity securities of established companies with above-average growth prospects; the Small Capitalization Stock Portfolio is invested primarily in equity securities of publicly-traded companies with small market capitalization; the Global Equity Portfolio is invested primarily in common stocks and common stock equivalents (such as convertible debt securities) of foreign and domestic insurers; and the Natural Resources Portfolio is invested primarily in common stocks and convertible securities of natural resource companies, and in securities (typically debt securities or preferred stock) the terms of which are related to the market value of a natural resource. Further information about the Series Fund portfolios can be found under The Prudential Series Fund, Inc. on page 7 and in the attached prospectus for the Series Fund.

The fixed-rate option guarantees a stipulated rate of interest for a one-year period. The market-value adjustment option (the "MVA option") guarantees a stipulated rate of interest for a seven-year period.

The quoted interest rates will be expressed as an effective annual yield. Interest will be credited daily throughout the interest rate period at a rate that will provide the guaranteed annual effective yield over the period of one year. The MVA and fixed-rate options are made up of individual "interest cells" each of which is established whenever you allocate or transfer money into those options. Your Pruco Life representative will tell you the rates of interest currently in effect. This rate will never be below 3%.

The value of each Market-Value Adjustment interest cell, prior to its maturity date, varies with changes in interest rates in the same way that the value of a bond changes. If interest rates have risen since the interest cell was established, its value will have decreased. If you make a withdrawal or transfer prior to the maturity date, the value of the interest cell will be adjusted up or down or not at all, depending upon the difference in interest rates between the date when the cell was established and the date of withdrawal. The maximum value of the factor used in determining the amount of adjustment, either positive or negative, is 0.40. See Market-Value Adjustment, page 11.

Pruco Life makes charges under the Contract for the costs of selling and distributing the Contract, for administering the Contract, and for assuming mortality and expense risks under the Contract. Moreover, a charge may be deducted for taxes attributable to purchase payments, including premium tax. In the case of premium tax, Pruco Life will deduct the tax, as provided by applicable law, either from the purchase payment when received, or from the Contract Fund at the time the annuity is effected. The deduction may be lower, or not made at all, for larger purchase payments. See Premium Taxes and Taxes Attributable to Purchase Payments, page 12. A charge against the Series Fund's assets is made by the investment adviser for providing investment advisory and management services.

An administrative charge is deducted from the assets held in the variable investment options at an annual rate of 0.15%. Although there is no current intention to do so, we reserve the right to impose an additional administrative charge of up to $25 on each Contract anniversary and at the time of a full withdrawal for Contract Funds less than $50,000. A mortality and expense risk charge equal to an annual rate of 1.25% is deducted from the assets held in the variable investment options. A withdrawal charge may be imposed upon withdrawals made in the first seven Contract years. The maximum withdrawal charge is 7% of the amount withdrawn. Further detail about charges may be found under CHARGES, FEES AND DEDUCTIONS, page 12.

In the event that the sole or last surviving annuitant dies prior to the annuity date or the surrender of the Contract for its cash value, Pruco Life will pay a death benefit to the stated beneficiary. If the annuitant was the sole owner of the Contract and the sole beneficiary is the annuitant's spouse, the spouse may be able to continue the Contract. See Death Benefit, page 11. In the event that the annuitant dies after an annuity has been effected but before the entire value of the Contract is distributed, special distribution rules apply. See EFFECTING AN ANNUITY, page 16

Amounts may be transferred out of an investment option into any combination of other investment options available under the Contract. There are no minimum transfer dollar amount requirements. Market-Value Adjustments may apply. Restrictions apply on transfers made from the fixed-rate option. See Transfers, page 10.

For a limited time, a Contract may be returned for a refund in accordance with the terms of its "free look" provision. See Short-Term Cancellation Right or "Free Look", page 9.

You may withdraw all or part of the Contract Fund prior to the annuity date, subject to the possible withdrawal charge mentioned above. See Withdrawals, page
11. If a full or partial withdrawal is requested, it may be wholly or partially taxable. Certain withdrawals may be subject to a federal penalty tax as well as a federal income tax. See Taxes Payable by Contract Owners, page 14. If a lump sum is requested, it will generally be paid within 7 days and deducted from the Contract Fund. See Withdrawals, page 11. If an annuity option is selected, annuity payments will be in installments of guaranteed amounts. See EFFECTING AN ANNUITY, page 16.

This Brief Description of the Contract is intended to provide a broad overview of the more significant features of the Contract. More detailed information will be found in subsequent sections of this prospectus and in the Contract document.

                                    FEE TABLE

Contract Owner Transaction Expenses

Sales Charge Imposed on Purchase Payments...............................None

Maximum Withdrawal Charge:

--------------------------------------------------------------------------------
                                             The Withdrawal Charge Will Be Equal
       For Withdrawals During The Contract   To The Following Percentage Of The
                 Year Indicated                       Amount Withdrawn*
--------------------------------------------------------------------------------
First Contract Year                                             7%
Second Contract Year                                            6%
Third Contract Year                                             5%
Fourth Contract Year                                            4%
Fifth Contract Year                                             3%
Sixth Contract Year                                             2%
Seventh Contract Year                                           1%
Eighth and Subsequent Contract Years                         No Charge
--------------------------------------------------------------------------------

* The withdrawal charge is not imposed on any charge-free withdrawal amounts, withdrawals made under Critical Care Access, see page 14, or any amount used to provide income under the Life Annuity with 120 Payments Certain option.

Annual Contract Fee and Fee upon Full Withdrawal........................None**

** We reserve the right to impose such a charge in the future, but not more than $25. If made, it will be apportioned over all accounts making up the Contract Fund as of the effective date of that deduction. Amounts apportioned to the two interest-rate investment options will reduce the interest cells on a FIFO (first in/first out) basis determined by the age of the cell. The charge will not be made upon withdrawals under Critical Care Access or if the Contract Fund is $50,000 or more.

Separate Account Annual Expenses
(as a Percentage of average Contract Fund)

                         All Subaccounts

               Mortality and Expense Risk Fee..................       1.25%

               Administrative Fee..............................       0.15%
                                                                      -----

               Total Separate Account Annual Expenses..........       1.40%
                                                                      =====





The Prudential Series Fund, Inc. Annual Expenses

(as a percentage of portfolio average net assets)

                                                             Conservatively    Aggressively         High
                                         Money                   Managed         Managed            Yield           Common
                                         Market   Bond          Flexible         Flexible           Bond             Stock
                                        --------------------------------------------------------------------------------------------
Investment Management Fee...............  .40%    .40%            .55%             .60%             .55%             .45%
Other Expenses..........................  .07%    .05%            .06%             .06%             .10%             .10%
                                          ----    ----            ----             ----             ----             ----
Total Series Fund Annual Expenses.......  .47%    .45%            .61%             .66%             .65%             .55%
                                          ====    ====            ====             ====             ====             ====

                                                                                    Small
                                                  High         Growth          Capitalization      Global           Natural
                                                Dividend        Stock               Stock          Equity          Resources
                                               -------------------------------------------------------------------------------------
Investment Management Fee ..............          .40%          .60%                .40%            .75%             .45%
Other Expenses..........................          .12%          .15%                .22%            .48%             .16%
                                                  ----          ----                ----            ----             ----
Total Series Fund Annual Expenses.......          .52%          .75%                .62%            1.23%            .61%
                                                  ====          ====                ====            =====            ====

The purpose of the foregoing tables is to assist Contract owners in understanding the expenses of the Pruco Life Flexible Premium Variable Annuity Account and The Prudential Series Fund, Inc. that they bear, directly or indirectly. See the sections on charges in this prospectus and the attached prospectus for the Series Fund. The above tables do not include any taxes attributable to purchase payments nor any premium taxes.

Except for the Global Equity Portfolio, The Prudential reimburses a portfolio when its ordinary operating expenses, excluding taxes, interest, and brokerage commissions exceed 0.75% of the portfolio's average daily net assets. With the exception of the Growth Stock and Small Capitalization Stock Portfolios, the amounts listed for the portfolios under "Other Expenses" are based on amounts incurred in the last fiscal year.

The Growth Stock and Small Capitalization Stock Portfolios commenced operations in 1995 and therefore do not have actual expense amounts available for the previous fiscal year. Consequently, for the fee table above and the examples that follow, the figures shown as "Other Expenses" and total expenses are based on estimated amounts for the current fiscal year. It is anticipated that as average net assets of both portfolios grow, the magnitude of "Other Expenses" will decrease and become comparable to that of other portfolios.

Examples of Fees and Expenses

The following examples illustrate the cumulative dollar amount of all the above expenses that would be incurred on each $1,000 of your investment.

     o    The examples assume a consistent 5% annual return on invested assets;

     o The examples do not take into consideration any taxes attributable to purchase payments nor any premium taxes which may be payable at the time of annuitization or at the time of purchase payments;

For a term less than 10 years, the expenses shown in Table I describe applicable charges for the withdrawal of your entire Contract Fund or if you use your Contract Fund to effect an annuity assuming, in each case, that your Contract Fund is invested entirely in the designated portfolio. The examples should not be considered to be a representation of past or future expenses; actual expenses incurred in any given year may be more or less than those shown in the examples.

TABLE I

If you withdraw your entire Contract Fund just prior to the end of the applicable time period or if you use your Contract Fund to effect an annuity at the end of the applicable time period, you would pay the following cumulative expenses on each $1,000 invested. (Note: The 1, 3 and 5 Year columns reflect the imposition of the withdrawal charge; however, if you choose certain annuity options after the first year this charge will not be made. Where this is the case, the expenses shown in Table II below would be applicable. See Withdrawal Charge, on page 13.)

                                                1 Year 3 Years 5 Years 10 Years
                                                ------ ------- ------- --------

Money Market Portfolio .......................   $ 82    $ 93    $115    $216
Bond Portfolio ...............................   $ 82    $ 92    $114    $214
Conservatively Managed Flexible Portfolio ....   $ 83    $ 97    $122    $230
Aggressively Managed Flexible Portfolio ......   $ 84    $ 99    $124    $236
High Yield Bond Portfolio ....................   $ 84    $ 98    $124    $234
High Dividend Stock Portfolio ................   $ 82    $ 94    $117    $221
Common Stock Portfolio .......................   $ 83    $ 95    $119    $224
Growth Stock Portfolio .......................   $ 85    $101    $129    $245
Small Capitalization Stock Portfolio .........   $ 83    $ 97    $122    $231
Global Equity Portfolio ......................   $ 89    $116    $153    $293
Natural Resources Portfolio ..................   $ 83    $ 97    $122    $230


TABLE II

If you do not withdraw any portion of your Contract Fund as of the end of the applicable time period, you would pay the following cumulative expenses on each $1,000 invested.

                                                1 Year 3 Years 5 Years 10 Years
                                                ------ ------- ------- --------

Money Market Portfolio .......................   $ 19    $ 58    $100    $216
Bond Portfolio ...............................   $ 19    $ 57    $ 99    $214
Conservatively Managed Flexible Portfolio ....   $ 20    $ 62    $107    $230
Aggressively Managed Flexible Portfolio ......   $ 21    $ 64    $109    $236
High Yield Bond Portfolio ....................   $ 21    $ 63    $109    $234
High Dividend Stock Portfolio ................   $ 19    $ 59    $102    $221
Common Stock Portfolio .......................   $ 20    $ 60    $104    $224
Growth Stock Portfolio .......................   $ 22    $ 66    $114    $245
Small Capitalization Stock Portfolio .........   $ 20    $ 62    $107    $231
Global Equity Portfolio ......................   $ 26    $ 81    $138    $293
Natural Resources Portfolio ..................   $ 20    $ 62    $107    $230

Notice that in both of the above tables, the level of cumulative charges is identical for the 10 year column. This is because at that point there are no withdrawal charges taken by Pruco Life upon surrender or annuitization.

                      GENERAL INFORMATION ABOUT PRUCO LIFE,
                         THE PRUCO LIFE FLEXIBLE PREMIUM
                        VARIABLE ANNUITY ACCOUNT, AND THE
                     INVESTMENT OPTIONS AVAILABLE UNDER THE
                                    CONTRACT

Pruco Life Insurance Company

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. These Contracts are not offered in any state in which the necessary approvals have not yet been obtained. Pruco Life is a wholly-owned subsidiary of The Prudential, a mutual insurance company founded in 1875 under the laws of the State of New Jersey. As of December 31, 1994, The Prudential has invested over $442 million in Pruco Life in connection with Pruco Life's organization and operation. The Prudential intends from time to time to make additional capital contributions to Pruco Life as needed to enable it to meet its reserve requirements and expenses in connection with its business. The Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contract. Pruco Life's consolidated financial statements appear on page A1 and should be considered only as bearing upon Pruco Life's ability to meet its obligations under the Contracts.

Pruco Life Flexible Premium Variable Annuity Account

The Pruco Life Flexible Premium Variable Annuity Account (the "Account") was established on June 16, 1995 under Arizona law as a separate investment account. The Account meets the definition of a "separate account" under federal securities laws. Pruco Life is the legal owner of the assets in the Account and is obligated to provide all benefits under the Contracts. Pruco Life will at all times maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets are segregated from all of Pruco Life's other assets and may not be charged with liabilities which arise from any other business Pruco Life conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life to commence operation of the Account and may include accumulations of the charges Pruco Life makes against the Account. From time to time these additional assets will be transferred to Pruco Life's general account. Before making any such transfer, Pruco Life will consider any possible adverse impact the transfer might have on the Account.

The Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of the Account. For state law purposes, the Account is treated as a part or division of Pruco Life. There are currently eleven subaccounts within the Account, each of which invests in corresponding portfolios of the Series Fund. Additional subaccounts may be added in the future.

The Prudential Series Fund, Inc.

The Prudential Series Fund, Inc. is registered under the 1940 Act as an open-end diversified management investment company. Its shares are currently sold only to separate accounts of The Prudential and certain other subsidiary insurers that offer variable life insurance and variable annuity contracts. The Account will purchase and redeem shares from the Series Fund at net asset value. Shares will be redeemed to the extent necessary for The Prudential to provide benefits under the Contract and to transfer assets from one subaccount to another, as requested by Contract owners. Any dividend or capital gain distribution received from a portfolio of the Series Fund will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding subaccount.

The Prudential is the investment advisor for the assets of each of the portfolios of the Series Fund. The Prudential's principal business address is Prudential Plaza, Newark, New Jersey 07102-3777. The Prudential has a Service Agreement with its wholly-owned subsidiary The Prudential Investment Corporation ("PIC"), which provides that, subject to The Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, The Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary Jennison Associates Capital Corp. ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Growth Stock Portfolio. Further detail is provided in the prospectus and statement of additional information for the Series Fund. The Prudential, PIC and Jennison are registered as investment advisors under the Investment Advisers Act of 1940.

As an investment advisor, The Prudential charges the Series Fund a daily investment management fee as compensation for its services. The following table shows the investment management fee charged for each portfolio of the Series Fund available for investment by Contract owners.

--------------------------------------------------------------------------------
                                                            Annual Investment
Portfolio                                                   Management Fee as
                                                         a Percentage of Average
                                                            Daily Net Assets
--------------------------------------------------------------------------------
Money Market Portfolio                                            0.40%
Bond Portfolio                                                    0.40%
Conservatively Managed Flexible Portfolio                         0.55%
Aggressively Managed Flexible Portfolio                           0.60%
High Yield Bond Portfolio                                         0.55%
High Dividend Stock Portfolio                                     0.40%
Common Stock Portfolio                                            0.45%
Growth Stock Portfolio                                            0.60%
Small Capitalization Stock Portfolio                              0.40%
Global Equity Portfolio                                           0.75%
Natural Resources Portfolio                                       0.45%
--------------------------------------------------------------------------------

It is conceivable that in the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual fund. Although neither the companies which invest in the Series Fund, nor the Series Fund currently foresees any such disadvantage, the Series Fund's Board of Directors intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. Material conflicts could result from such things as:
(1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Series Fund; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

A full description of the Series Fund, its investment objectives, management, policies, and restrictions, its expenses, the risks attendant to investment therein--including any risks associated with investment in the High Yield Bond Portfolio, and all other aspects of its operation is contained in the attached prospectus for the Series Fund and in its statement of additional information, which should be read in conjunction with this prospectus. There is no assurance that the investment objectives will be met.

The Interest-Rate Investment Options and Investments by Pruco Life

Purchase payments invested in the interest- rate investment options do not result in participation in the investment gains or losses of any designated portfolio of investments as is the case for payments invested in the variable investment options. The amounts invested in the interest-rate investment options are credited with interest at rates guaranteed by Pruco Life. All of Pruco Life's assets stand behind those guarantees.

Assets of Pruco Life must be invested in accordance with requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                     DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract


The minimum initial purchase payment is $10,000. Purchase payments in excess of $2 million require prior approval of Pruco Life. The Contract may generally be issued on proposed annuitants below the age of 86. Contracts purchased in connection with Individual Retirement Annuity plans (IRAs) will generally be issued to annuitants below the age of 70. However, IRA Contracts may be issued up to age 80 provided that the Minimum Distribution Option or other appropriate IRS election is made. Before issuing any Contract, we require submission of certain information. Following our review of the information and approval of issuance, a Contract will be issued that sets forth precisely your rights and Pruco Life's obligations. You may thereafter make additional payments of $1,000 or more, but there is no obligation to do so. The Contract date will be the date the purchase payment and required information are received at a Pruco Life Home Office. If the current underwriting requirements are not met and the issuance of the Contract is not approved, the purchase payment will promptly be returned. Pruco Life reserves the right to change these requirements on a non-discriminatory basis.

Short-Term Cancellation Right or "Free Look"


Generally, you may return a Contract for refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. A refund may be requested by mailing or delivering the Contract to the representative who sold it or to a Pruco Life Home Office. You will then receive a refund of all purchase payments made, plus any interest credited, plus or minus any change in cash value due to investment experience or market value adjustment, calculated as if no charges had been made against the account or the underlying variable investment funds. If you purchase the Contract as an individual retirement annuity, federal law requires that you return the Contract for refund within 7 days. However, where applicable state law so requires and as required by federal law, if you exercise your short-term cancellation right you will receive a refund of all purchase payments made without adjustment.


Allocation of Purchase Payments

You determine how the initial purchase payment will be allocated among the subaccounts and interest-rate investment options by specifying the desired allocation on the application form for the Contract. You may choose to allocate nothing to a particular subaccount or to the interest-rate investment options. Unless you tell us otherwise, subsequent purchase payments will be allocated in the same proportions as the most recent purchase payment made (unless that was a purchase payment you directed us to allocate on a one time-only basis). You may change the way in which subsequent purchase payments are allocated by providing Pruco Life with proper written instruction or by telephoning the designated Pruco Life Home Office, provided you are enrolled to use the Telephone Transfer system. See Transfers, page 10.

Cash Value

The cash value of the Contract is the amount you will receive if you withdraw all of your Contract Fund. It is equal to the value of the Contract Fund plus or minus any applicable Market-Value Adjustment of all amounts in MVA option interest cells and minus any applicable withdrawal charge. A withdrawal will generally have federal income tax consequences, which could include tax penalties. You should consult with a tax adviser before making a withdrawal. See Withdrawals, on page 11 and Federal Tax Status, on page 14.

Guaranteed Interest Rate Periods

Pruco Life determines the effective guaranteed, annual interest rate ("guaranteed interest rate") that is available at any given time for the one year fixed-rate option and for the MVA option. This is the rate that the portion of the Contract Fund allocated to that option will earn throughout each interest rate period. The rates change frequently and you may learn what rate[s] are available from your Pruco Life representative. When you select an interest-rate investment option, your payment will be allocated to an interest rate cell and the interest rate will then not change until the cell's maturity date. Interest will be added to the amount in the cell daily at a rate that will provide the guaranteed effective yield over the period of one year.

Although the guaranteed interest rates offered may change, the minimum guaranteed interest rate will never be less than an effective annual rate of 3%.

What Happens When an Interest Cell Reaches its Maturity Date?

On each maturity date, we will offer an election to transfer the amount maturing into either of the available interest-rate investment options or the subaccounts. A Market-Value Adjustment will not be made if this is done within the first 30 days after an interest cell within the MVA option matures. Any amount that you transfer into the same interest-rate investment option during the 30-day period will receive the appropriate rate for that option, effective as of the maturity date. Amounts that you withdraw or transfer into a variable investment option or into a different interest-rate investment option during the 30-day period will receive interest for the period between the maturity date and the date of withdrawal or transfer at the declared renewal rate for the matured cell (i.e. as if you had taken no action within the 30-day period) and will be effective on the date Pruco Life receives your request.

If you do not make an election to transfer within the 30-day period following the maturity date, the amount maturing will ordinarily be transferred into a new interest cell of the same duration as the maturing cell at the prevailing interest rate. The transfer date will be the maturity date.

Transfers

You may transfer out of an investment option into any combination of other investment options available under the Contract. The transfer request may be in dollars, such as a request to transfer $1,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, the percentages must be whole numbers. You may make transfers by proper written notice to a Pruco Life Home Office, or by telephone, unless you ask that transfers by telephone not be made. Pruco Life has adopted procedures designed to ensure that requests by telephone are genuine and will require appropriate identification for that purpose. We cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Transfers among subaccounts will take effect as of the end of the valuation period in which a proper transfer request is received at a Pruco Life Home Office. Transfers from interest-rate investment options will take effect on the day we receive your proper notice at our Home Office. Transfers out of an interest cell in the fixed-rate option are permitted only during the 30-day period following its maturity date. Amounts transferred from a market- value adjustment option interest cell may be subject to a Market-Value Adjustment if the transfer is not made in the 30-day period following the maturity date of the interest cell.

You may make up to 12 transfers a year without charge. Thereafter, Pruco Life will assess a charge of $25 for each subsequent transfer during that Contract year. See Transaction Charge, page 14. Dollar Cost Averaging transfers do not count towards the 12 transfers per year that can be made without charge.

Dollar Cost Averaging


Additionally, an administrative feature called Dollar Cost Averaging ("DCA") is available to Contract owners. This feature allows you to transfer amounts out of one of the variable investment options or the fixed-rate option and into one or more other variable investment options. If you decide to employ this feature, you establish a "DCA account" which may be all or part of the investment option from which you wish the transfers to be made, but it may not be less than $5,000. Transfers may be in specific dollar amounts or percentages of the amount in the DCA account at the time of the transfer. If the DCA account balance drops below $250, the entire remaining balance of the account will be transferred on the next transfer date. You may ask that transfers be made monthly, quarterly, semi-annually or annually. You can add to the DCA account at any time. Monthly transfers must be at least 3% of the amount allocated to the Dollar Cost Averaging account. The minimum transfer amount will only be recalculated upon an increase in the amount allocated to the feature. These amounts are subject to change at Pruco Life's discretion.

Each automatic transfer will take effect as of the end of the valuation period in monthly, quarterly, semi-annual or annual intervals as designated by you based on the date the Dollar Cost Averaging account was established provided the New York Stock Exchange is open on that date. The DCA account can only be established on the 1st through the 28th of a month. If the New York Stock Exchange is not open on a transfer date, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until the amount designated for Dollar Cost Averaging has been transferred, or until you notify us of a change in allocation or cancellation of the feature.


Auto-Rebalancing

This Contract offers a means of utilizing another investment technique that you may find attractive. The Auto-Rebalancing feature allows you to automatically rebalance subaccount assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options A and B is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing can be performed on a one-time basis or periodically, as you choose. The interest-rate investment options cannot participate in this administrative feature.

Withdrawals

You may at any time before the annuity date make a withdrawal from the Contract Fund of all or part of the cash value of the Contract. However, Pruco Life's consent will be required for a partial withdrawal if the amount requested is less than $500. For federal income tax purposes, withdrawals from Contracts other than individual retirement annuities are considered as having been made first from investment income. See Taxes Payable by Contract Owners, page 14.

You may specify from which investment options you would like the withdrawal processed. The withdrawal amount may be specified as a dollar amount or as a percentage of the Contract Fund. If you do not specify from where you would like the withdrawal processed, a partial withdrawal will be withdrawn proportionally from all investment options. Within the interest-rate investment options, we will take the withdrawal first from the oldest eligible interest cell or cells. A Market-Value Adjustment may apply. See Market-Value Adjustment, page 11.

Only amounts withdrawn from purchase payments are subject to a withdrawal charge. See Withdrawal Charge, page 13. The withdrawal will be effected as of the end of the valuation period in which a proper withdrawal request is received at a Pruco Life Home Office.

Pruco Life will generally pay the amount of any withdrawal, less any required tax withholding, within 7 days after we receive a properly completed withdrawal request. We will adjust the Contract Fund to reflect any applicable sales and/or administrative charge and Market-Value Adjustment. We may delay payment of any withdrawal allocable to the subaccount[s] for a longer period if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists. With respect to the amount of any withdrawal allocable to the interest-rate investment options, we expect to pay the withdrawal promptly upon request.

Automated Withdrawals

Pruco Life also offers an Automated Withdrawal feature which enables you to receive periodic withdrawals either monthly, quarterly, semi-annually or annually. Withdrawals may be made from a designated portfolio or proportionally from all portfolios. Withdrawals may be expressed as a specified dollar amount or as a percentage of the Contract Fund. Withdrawal charges may apply if the withdrawals in any Contract year exceed the charge-free amount.

Market-Value Adjustment

An amount transferred or withdrawn from an MVA option before its maturity date will be subject to a Market-Value Adjustment.

The amount of the Market-Value Adjustment depends upon the difference between the guaranteed interest rate for the interest cell from which the withdrawal or transfer is being made and the interest rate being declared on the date of the withdrawal or transfer by Pruco Life for interest rate periods approximately equal to one year longer than the time remaining until the maturity date of the interest cell. Pruco Life may not always offer MVA options at all durations. Rates for intermediate durations not currently offered will be declared as often as rates for durations which are offered. Such declared rates will be determined in a manner consistent with the offered rates, but reflecting the different investment horizon of the intermediate duration. If you specify your withdrawal or transfer as a dollar amount, the Market-Value Adjustment may increase or decrease the amount remaining in the MVA option. If you request the withdrawal or transfer as a percentage of the Contract Fund, the Market-Value Adjustment may increase or decrease the amount being withdrawn or transferred. If the current declared rate is higher than the guaranteed rate, there will be a decrease. If the current declared rate is lower than the guaranteed rate, there will be an increase. The adjustment - whether up or down - will never be greater than 40% of the amount subject to the adjustment. For a more precise description of how the Market-Value Adjustment is determined, and an example of how it affects the amount remaining after a partial withdrawal, see MARKET- VALUE ADJUSTMENT FORMULA on page C1.

Death Benefit

If the last surviving or sole annuitant dies prior to the annuity date, Pruco Life will, upon receipt of all of the information necessary to make the payment (including due proof of death and election of a payment option), pay a death benefit to the beneficiary designated by the Contract owner. The death benefit will equal the greatest of: (1) the Contract Fund as of the date of due proof of death; (2) the sum of all invested purchase payments made
                                       11
less total withdrawals made (including withdrawal charges); and (3) the greatest of the Contract Fund values calculated on every third Contract anniversary reduced by all subsequent withdrawals and withdrawal charges.

The beneficiary may receive this amount in one sum or under a payout option. Unless the beneficiary has been irrevocably designated, you may change the beneficiary at any time. If the annuitant dies after he or she has begun to receive annuity payments, the death benefit, if any, will be determined by the type[s] of payout provisions then in effect.

If the annuitant was the sole owner of the Contract, the annuitant's spouse was the sole beneficiary, and the spouse had an unrestricted right to receive the death benefit in one sum, then the spouse has the right to continue the Contract as annuitant and owner.

Valuation of a Contract Owner's Contract Fund

The value of your Contract Fund is the sum of your interests in the variable investment options and in the interest-rate investment options. The portion of the Contract Fund allocated to the Account is the sum of the interests in each subaccount. The values are measured in Units, for example, Money Market Units, Bond Units or Aggressively Managed Flexible Units. Every purchase payment made by an owner is converted into Units of the subaccount or subaccounts selected by dividing the amount of the purchase payment by the Unit Value for the subaccount to which that amount has been allocated. The value of these Units changes each valuation period to reflect the investment results, expenses, and charges of the subaccount and the corresponding Series Fund portfolio. Further detail about Units is contained in the Statement of Additional Information.

There is, of course, no guarantee that your Contract Fund will increase or that it will not fall below the amount of your total purchase payments. However, Pruco Life guarantees a minimum interest rate of 3% a year on that portion of the Contract Fund allocated to the interest-rate investment options. A Market-Value Adjustment may apply to amounts held in the MVA option. Excess interest on payments allocated to the interest-rate investment options may be credited in addition to the guaranteed interest rate.

                          CHARGES, FEES AND DEDUCTIONS

Premium Taxes and Taxes Attributable to Purchase Payments


A charge may be deducted for premium taxes and any taxes attributable to purchase payments. For these purposes, "premium taxes and taxes attributable to purchase payments" shall include any state or local premium taxes and, where approval has been obtained, any federal premium taxes and any federal, state or local income, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life. In some states a premium tax may be imposed on purchase payments. In several other states a premium tax is payable when a Contract Fund is converted into an annuity. The tax rates currently in effect in those states that impose a tax range from 1% to 5%. Some local jurisdictions also impose a tax. In states where approval has been obtained, a charge of 0.3% for federal income taxes measured by premiums may be imposed upon each purchase payment received under the Contract. This charge is not imposed on Contracts issued in connection with rollover IRAs. On any Contract subject to premium tax, the tax will be deducted either from the purchase payment when received (except as provided below) or from the Contract Fund at the time the annuity is effected according to the applicable law in effect at the time.


A deduction for any such taxes imposed on purchase payments will not be made, however, except to the extent that the total tax attributable to premiums is in excess of 4% when: (1) your total purchase payments, less any purchase payments withdrawn, equal or exceed $50,000; or (2) you purchase separate Contracts for each of your children or grandchildren as annuitants, each Contract has purchase payments totaling at least $25,000, and total purchase payments, less any purchase payments withdrawn, equal or exceed $50,000. Special tax rules may apply to multiple annuity contracts issued by the same company (and affiliates) to the same Contract owner during any calendar year. See Federal Tax Status, page 14.

Administrative Charge

There is an administrative charge to reimburse Pruco Life for the expenses incurred in administering the Contracts. This includes such things as issuing the Contract, establishing and maintaining records, and providing reports to Contract owners. This charge is deducted daily from the assets in each of the variable subaccounts and is equivalent to an effective annual rate of 0.15% (.00041065% daily). Although we do not do so now, we reserve the right to impose an additional charge of up to $25 annually and upon surrender on Contracts with less than
                                       12

$50,000 in the Contract Fund. This $25 charge would be apportioned over all investment options making up the Contract Fund as of the effective date of that deduction. The administrative charge contains no element of anticipated profit.

Charge for Assuming Mortality and Expense Risks

A deduction is made daily from the assets of each of the variable investment options to reimburse Pruco Life for assuming the risk that our estimates of longevity and of the expenses we expect to incur over the lengthy periods that the Contract may be in effect will turn out to be incorrect. The charge is made daily at an annual rate of 1.25% (.00340349% daily) of the assets held in the subaccounts. This charge is not assessed against amounts allocated to the interest-rate investment options.

To the extent that the charge for these risks exceeds the actual cost of expenses and benefits, Pruco Life will realize a gain. These proceeds will become part of Pruco Life's general account and will be available to cover any deficiency to the extent to which withdrawal charges are less than sales expenses under the Contracts.

Expenses Incurred by the Series Fund

The charges and expenses of the Series Fund are indirectly borne by the Contract owners. Investment management fees for the available Series Fund portfolios are briefly described under The Prudential Series Fund, Inc. on page 7. Further detail about management fees and other underlying fund expenses are provided in the fee table and in the attached prospectus for the Series Fund and its statement of additional information.

Withdrawal Charge

A withdrawal charge may be made upon full or partial withdrawals. The charge compensates Pruco Life for paying all of the expenses of selling and distributing the Contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities.


For this purpose, withdrawals are deemed to be made first from purchase payments on a first-in, first-out basis and then from earnings. A portion of the withdrawn purchase payments may be withdrawn in any Contract year without the imposition of any charge. That amount is referred to as the "charge-free amount". It is equal to 10% of the total of all purchase payments less all withdrawals of purchase payments previously made plus any charge-free amount still available from the immediately preceding Contract year. No withdrawal charge is imposed whenever earnings are withdrawn. An example of how the charge-free amount and the withdrawal charge are determined is given on page C1 as part of the example of how the Market-Value Adjustment works.


If your withdrawal exceeds the charge-free amount and it is made within the first seven Contract years, a percentage charge will be applied. The following table sets forth the rates that apply:

--------------------------------------------------------------------------------
                                             The Withdrawal Charge Will Be Equal
      For Withdrawals During The Contract    To The Following Percentage Of The
                Year Indicated                        Amount Withdrawn*
--------------------------------------------------------------------------------
First Contract Year                                          7%
Second Contract Year                                         6%
Third Contract Year                                          5%
Fourth Contract Year                                         4%
Fifth Contract Year                                          3%
Sixth Contract Year                                          2%
Seventh Contract Year                                        1%
Eighth and Subsequent Contract Years                      No Charge
--------------------------------------------------------------------------------
* Subject to charge-free amount described above.
--------------------------------------------------------------------------------

No withdrawal charge is made upon a withdrawal used to effect an annuity under the Life Annuity with 120 Payments Certain option. See EFFECTING AN ANNUITY, page 16.

Contracts issued to annuitants aged 84 or older are subject to a reduced withdrawal charge. The withdrawal charge will never be greater than permitted by applicable law or regulation.

Transaction Charge

There is a charge of $25 for each transfer you make after the first 12 (excluding DCA transfers) in a Contract year. The charge is taken pro-rata from the investment options from which the transfer is made. Any effected MVA option cells will not undergo a Market-Value Adjustment as a result of this processing.

Critical Care Access


All or part of any withdrawal and annual administrative charges associated with a full or partial withdrawal, or any annuitization or withdrawal charge due on the annuity date, will be waived following the receipt of due proof that the annuitant or co-annuitant (if applicable) has been confined to an eligible nursing home or hospital for a period of at least 3 months or a physician has certified that the annuitant or co-annuitant (if applicable) has 6 months or less to live.

                               FEDERAL TAX STATUS

The following discussion is based on current law and interpretations which may change. The discussion is general in nature. It is not intended as tax advice. Nor does it consider any applicable state or other tax laws. A qualified tax adviser should be consulted for complete information and advice. The following rules do not generally apply to annuity contracts held by or for non-natural persons (e.g. corporations) or to contracts held under tax-favored retirement plans (other than an IRA rollover). Where a contract is held by a non-natural person, unless the Contract owner is a nominee or agent for a natural person (or in other limited circumstances), the Contract will generally not be treated as an annuity for tax purposes.

Diversification

Section 817(h) of the Internal Revenue Code (the "Code") provides that the underlying investments for a variable annuity must satisfy certain diversification requirements. For further detail on diversification requirements, see DIVIDENDS, DISTRIBUTIONS, AND TAXES in the attached prospectus for the Series Fund. Pruco life believes the underlying variable investment options for the Contract meet these diversification requirements. IRS regulations issued to date, however, do not provide guidance concerning the extent to which Contract owners may direct their investments to particular divisions of a separate account. Such guidance will be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. Because of this uncertainty, Pruco Life reserves the right to make such changes as it deems necessary to assure that the Contract continues to qualify as an annuity for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made with such notice to affected Contract owners as is feasible under the circumstances.

Taxes Payable by Contract Owners

Under current law, Pruco Life believes that the Contract will be treated as an annuity for Federal income tax purposes and that the issuing insurance company, Pruco Life, and not the Contract owner, will be treated as the owner of the underlying investments for the Contract. Accordingly, generally no tax should be payable by any Contract owner as a result of any increase in the value of the Contract until money is received by him or her. It is important, however, to consider how amounts that are received will be taxed.

The Code provides generally that amounts withdrawn by a Contract owner from his or her Contract, before annuity payments begin, will be treated for tax purposes as being first withdrawals of investment income, rather than withdrawals of purchase payments until all investment income has been withdrawn.


To the extent assignment is authorized by the Contract, the assignment or pledge of (or agreement to assign or pledge) any portion of the value of the Contract for a loan will be treated as a withdrawal subject to these rules. Amounts withdrawn before annuity payments begin which represent a distribution of investment income will be taxable as ordinary income and may be subject to a penalty tax. Amounts which represent a withdrawal of purchase payments will not be taxable as ordinary income or subject to a penalty tax. Moreover, all annuity contracts issued by the same company (and affiliates) to the same Contract owner during any calendar year shall be treated as one annuity contract for purposes of determining whether an amount is subject to tax under these rules.


Different tax rules apply to your receipt of annuity payments. For Contracts other than individual retirement annuities, a portion of each annuity payment you receive under a Contract will be treated as a partial return of your purchase payments and will not be taxable. The remaining portion of the annuity payment will be taxed as ordinary
                                       14
income. Exactly how an annuity payment is divided into taxable and non-taxable portions depends upon the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the annuitant. Annuity payments which are received after the annuitant recovers the full amount of the purchase payments will be fully includible in income. Should annuity payments cease on account of the death of the annuitant before purchase payments have been fully recovered, the annuitant, on his or her last tax return, (or in certain cases the beneficiary) is allowed a deduction for the unrecovered amount.

The Code provides that any amount received under an annuity contract which is included in income may be subject to a penalty tax. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include amounts: (1) made on or after the Contract owner reaches age 59 1/2, (2) made on or after the death of the Contract owner, (3) attributable to the Contract owner becoming disabled within the meaning of Code section 72(m)(7), (4) in the form of level annuity payments made not less frequently than annually under a lifetime annuity, (5) under a qualified funding asset (defined by Code section 130(d)), or (6) under an immediate annuity contract (within the meaning of section 72(u)(4)).

Election of the interest pay option is not considered as an annuity payment for tax purposes. Accordingly, unless the Contract is held by an individual retirement annuity, such election will cause investment income under the Contract to be taxable.

Generally, the same tax rules apply to amounts received by the beneficiary as those set forth above with respect to the Contract owner, except that the early withdrawal penalty tax does not apply. The election of an annuity payment option may defer taxes otherwise payable upon the receipt of a lump sum death benefit. Certain minimum distribution requirements apply in the case where the owner dies. See Required Distributions on Death of Owner, page 17.

In addition, a transfer of the Contract to or the designation of a beneficiary who is either 37 1/2 years younger than the Contract owner or a grandchild of the Contract owner may have Generation Skipping Transfer tax consequences under section 2601 of the Code.

Certain transfers of a Contract for less than full consideration, such as a gift, will trigger tax on the investment income in the Contract. This rule does not apply to certain transfers between spouses or incident to divorce. See Ownership of the Contract, page 19.

Withholding

Generally, unless you elect to the contrary, the portion of any amounts you receive under your Contract that are attributable to investment income will be subject to withholding to meet federal income tax obligations. The rate of withholding on annuity payments made to you will be determined on the basis of the withholding certificate you may file with Pruco Life. If you do not file such a certificate, you will be treated, for purposes of determining your withholding rate, as a married person with three exemptions. The rate of withholding on all other payments made to you under your Contract, such as amounts you receive upon withdrawals, will be 10%. Thus, if you fail to elect that Pruco Life not do so, it will withhold from withdrawal by, or annuity payment to, you the appropriate percentage of the amount of the payment that constitutes investment income and hence is taxable. Pruco Life will provide you with forms and instructions concerning your right to elect that no amount be withheld from payments to you. If you elect not to have withholding made, you are liable for payment of federal income taxes on the taxable portion of the distribution. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are not sufficient. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply for nonresident aliens. Generally, there will be no withholding for taxes until you actually receive payments under your Contract.

Impact of Federal Income Taxes

In general, if you expect to accumulate savings over a relatively long period of time without making significant withdrawals, there should be tax advantages, regardless of your tax bracket, in purchasing a Contract rather than, for example, a mutual fund with a similar investment policy and approximately the same level of expected investment results. This is because little or no income taxes are incurred by you or by Pruco Life while you hold the Contract and it is generally advantageous to defer the payment of income taxes, so that the investment return is compounded without any deduction for income taxes. The advantage may be considerably greater if you decide to liquidate your investment in the form of monthly annuity payments after your retirement, and even more so if your income, and your tax rate, are lower at that time than they were during your working years.

IRAs


The Contracts will not be available in connection with tax-favored plans except for IRAs. Because the Contract's minimum initial payment of $10,000 is greater than the maximum annual contribution permitted to be made to an IRA (generally, $2,000), a Contract may be purchased as a Section 408(b) IRA only in connection with a "rollover" of the proceeds of a qualified plan, TDA or IRA. The Code permits persons who are entitled to receive certain qualifying distributions from a qualified pension or profit-sharing plan described in section 401(a) or 403(a), a tax-deferred section 403(b) annuity ("TDA"), or an IRA, to directly rollover or make, within 60 days, a tax-free "rollover" of all or any part of the amount of such distribution to an IRA which they establish. Additionally, the spouse of a deceased employee may roll over to an IRA certain distributions received by the spouse from a qualified pension or profit-sharing plan, TDA or IRA on account of the employee's death. Once the Contract has been purchased, regular IRA contributions will be accepted to the extent permitted by law.


In order to qualify as an IRA under Section 408(b) of the Code, a Contract (or a rider made a part of the Contract) must contain certain additional provisions:
(1) the owner of the Contract must be the annuitant, except when a transfer is made to a former spouse in accordance with a divorce decree as provided in
Section 408(d)(6) of the Code; (2) the rights of the owner cannot be forfeitable; (3) the Contract may not be sold, assigned, discounted or pledged for any purpose to any person except Pruco Life; and (4) annuity and death benefit payments must satisfy certain minimum distribution requirements. Contracts issued as Section 408(b) rollover IRAs will conform to such requirements.


Minimum Distribution Option

A Minimum Distribution Option is available under IRAs. This option enables the owner to satisfy IRS minimum distribution requirements without having to annuitize or cash surrender the Contract. Distributions from IRAs must begin by April 1 of the year following attainment of age 70 1/2. The owner can select either a "calculation" or "recalculation" method to determine the minimum distribution payout. Pruco Life will send the owner a check for the minimum distribution amount less any partial withdrawals made during the year and less any applicable withdrawal charges and plus or minus any applicable market value adjustment. Pruco Life's calculations are based on the cash value of this Contract, the calculation method chosen and the owner's age as specified on the application. Other calculation methods may be available for an owner/spouse combination. If the owner has other IRA accounts, he or she will be responsible for taking the minimum distribution from each.


Taxes on Pruco Life

The earnings of the Account are taxed as part of the operations of Pruco Life. No charge is being made currently against the Account for company federal income taxes (excluding the charge for taxes attributable to premiums). Pruco Life will review the question of a charge to the Account for company federal income taxes periodically. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

Under current law, Pruco Life may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contract or the Account. If there is a material change in applicable state or local tax laws, the imposition of any such taxes upon Pruco Life that are attributable to the Account may result in a corresponding charge against the Account.

                              EFFECTING AN ANNUITY

Upon the annuity date, the cash value of the Contract will be converted into a fixed-dollar annuity payable to the annuitant[s] named in the Contract. In certain cases, any applicable withdrawal charge will be waived. If two annuitants are named in the Contract, you may decide how much of the amount is to be applied for each annuitant and under which form[s] of annuity. If the Contract is not large enough to produce an initial monthly payment of $50, you will be paid the cash value in a single sum.

When you choose to annuitize, all amounts held in the investment options will be withdrawn. An amount equal to the premium tax, if any, imposed by the state in which the annuitant resides is then deducted (unless deducted earlier). Many states do not impose a premium tax. In other states the tax ranges from 1% to 5% of the amount applied to effect an annuity. See Premium Taxes, page 12. Some local jurisdictions also impose a tax. The amount remaining is applied to effect an annuity. This amount becomes part of Pruco Life's general account.

The amount of the monthly payments will depend upon the amount applied and the table of rates set forth in the Contract which we guarantee will be used even if longevity has significantly improved since the Contract date. If Pruco Life is offering more favorable rates at that time, then those rates will be used.

The annuity will be in one of three forms listed below and other forms may be available with our consent. All the annuity options under this Contract are fixed annuity options. Your participation in the variable investment options ceases when the annuity is effected and the amount of each monthly payment does not change. Unless we consent to a later date, an annuity must begin no later than the Contract anniversary coinciding with or next following the annuitant's 90th birthday (or the younger annuitant's if there are two annuitants named in the Contract). We will then make payments to the annuitant on the first day of each period determined by the form of annuity selected. Unless applicable law states otherwise, if you have not selected an annuity option to take effect by the annuity date, the Interest Payment Option (see below) will become effective then. Special rules apply in the case of a Contract issued in connection with an IRA.

Annuity Payments for a Fixed Period

Payments will be to the annuitant during his or her lifetime for up to 25 years. Payments may be in monthly, quarterly, semi-annual, or annual installments. If the annuitant dies during the annuity certain period, unless you designate otherwise, the beneficiary will receive a lump sum payment. The amount of the lump sum payment is determined by discounting each remaining unpaid payment at the interest rate used to compute the actual payments. If the payments were based on the table of rates set forth in the Contract, the interest rate used is 3 1/2% a year.

Life Annuity with 120 Payments Certain

Payments will be made to the annuitant monthly during his or her lifetime. If the annuitant dies before the 120th monthly payment is due, monthly annuity payments do not continue to the beneficiary designated by the annuitant unless he or she so selects. Instead, the present value of the remaining unpaid installments, up to and including the 120th monthly payment, is payable to the beneficiary in one sum. In calculating the present value of the unpaid future payments, we will discount each such payment at the interest rate used to compute the amount of the actual 120 payments. If the payments were based on the table of rates set forth in the Contract, an interest rate of 3 1/2% a year is used. Once annuity payments have begun, an annuitant may withdraw the present value of any of the 120 payments certain that have not been paid.

Interest Payment Option

The annuitant may choose to have Pruco Life hold a designated amount to accumulate at interest. Unless applicable law states otherwise, if no option has been selected by the annuity date, this option will automatically become effective. Pruco Life will pay interest at an effective rate of at least 3% a year, and we may pay a higher rate of interest.

Legal Considerations Relating to Sex-Distinct Annuity Purchase Rates

Although the Contract generally provides for sex-distinct annuity purchase rates for life annuities, those rates are not applicable to Contracts offered in states that have adopted regulations prohibiting sex-distinct annuity purchase rates. Rather, blended unisex annuity purchase rates for life annuities will be provided under all Contracts issued in those states, whether the annuitant is male or female. Other things being equal, such unisex annuity purchase rates will result in the same monthly annuity payments for male and female annuitants.

Special provisions may apply if the Contract is issued in connection with an IRA. The necessary information will be provided by the plan sponsor or administrator.

                                OTHER INFORMATION

Required Distributions on Death of Owner

Federal tax law requires that if the Contract owner dies before the annuity date, the entire value of the Contract must generally be distributed within 5 years of the date of death. Special rules may apply to the spouse of the deceased owner. The rules regarding required distributions after the Contract owner's death are described in the Statement of Additional Information.

Misstatement of Age or Sex

If an annuitant's stated age or sex (except where unisex rates apply) or both are incorrect in the Contract, we will change each benefit and the amount of each annuity payment to that which the total purchase payment amounts would have bought for the correct age and sex. Also, we will adjust for the amount of any overpayments we have already made.

Sale of the Contract and Sales Commissions

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of The Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 1111 Durham Avenue, South Plainfield, New Jersey 07080. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below. The maximum commission that will be paid to the representative is 3.5% of the purchase payment received, and the amount paid to the broker-dealer to cover both the individual representative's commission and other distribution expenses will not exceed 6% of the purchase payment. Trail commissions based on the size of the Contract Fund may be paid. Such commissions will be subject to reduction if Pruco Life accepts purchase payments on and after the annuitant's 84th birthday. The representative may be required to return all of the first year commission if the Contract is not continued through the first year. Representatives who meet certain productivity, profitability, and persistency standards with regard to the sale of the Contract will be eligible for additional compensation.

Sales expenses in any year are not equal to the deduction for sales loads in that year. Pruco Life expects to recover its total sales expenses over the periods the Contracts are in effect. To the extent that the sales charges are insufficient to cover total sales expenses, the sales expenses will be recovered from Pruco Life's surplus.

Voting Rights

As stated above, all of the assets held in the subaccounts of the Account are invested in shares of the corresponding portfolios of the Series Fund. Pruco Life is the legal owner of those shares and as such has the right to vote on any matter voted on at any Series Fund shareholders meetings. However, as required by law, Pruco Life votes the shares of the Series Fund at any regular and special shareholders meetings it is required to hold in accordance with voting instructions received from Contract owners. The Series Fund does not hold annual shareholders meetings when not required to do so under Maryland law or the Investment Company Act of 1940. Fund shares for which no timely instructions from Contract owners are received, and any shares owned directly or indirectly by Pruco Life are voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life to vote shares of the Series Fund in its own right, it may elect to do so.

Matters on which you may give voting instructions include the following: (1) election of the Board of Directors of the Series Fund; (2) ratification of the independent accountant of the Series Fund; (3) approval of the investment advisory agreement for a portfolio of the Series Fund corresponding to your selected subaccount[s]; (4) any change in the fundamental investment policy of a portfolio corresponding to your selected subaccount[s]; and (5) any other matter requiring a vote of the shareholders of the Series Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Contract owners participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

The number of Series Fund shares for which you may give instructions is determined by dividing the portion of the value of the Contract derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which you may give Pruco Life instructions is determined as of the record date chosen by the Board of Directors of the Series Fund. We furnish you with proper forms and proxies to enable you to give these instructions. We reserve the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

Pruco Life may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Pruco Life itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds' portfolios, provided that we reasonably disapprove such changes in accordance with applicable federal regulations. If we do disregard voting instructions, we will advise you of that action and our reasons for such action in the next annual or semi-annual report to Contract owners.

Substitution of Series Fund Shares

Although Pruco Life believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Series Fund may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, we may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required. You will be notified of such substitution.

Ownership of the Contract

The Contract owner is entitled to exercise all the rights under the Contract. The Contract owner is usually, but not always, an annuitant. Ownership of the Contract may, however, be transferred to another person who need not be the person who is to receive annuity payments. Transfer of the ownership of a Contract may involve federal income tax consequences, or may be prohibited under certain Contracts, and you should consult with a qualified tax adviser before attempting any such transfer. Generally, ownership of the Contract is not assignable to a tax-qualified retirement plan or program without Pruco Life's consent.

Performance Information

Performance information for the subaccounts may appear in advertising and reports to current and prospective Contract owners. Performance information is based on historical investment experience of the Series Fund, adjusted to take charges under the Contract into account, and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment over a stipulated period, and assume a surrender of the Contract at the end of the period. Total return quotations reflect changes in unit values and the deduction of applicable charges including any applicable withdrawal charges.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

The Money Market Subaccount may advertise its current and effective yield. Current yield reflects the income generated by an investment in the subaccount over a specified seven-day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested.

Reports or advertising may include comparative performance information, including, but not limited to: comparisons to market indices; comparisons to other investments; performance rankings; personalized illustrations of historical performance; and data presented by analysts or included in publications.

See Performance Information in the Statement of Additional Information for recent performance information.

Reports to Contract Owners

You will be sent quarterly statements that provide certain information pertinent to your Contract. These statements provide Contract data that apply only to each particular Contract, including Contract values and transactions during the period. You may request current Contract information at any time, however, we may limit the number of such requests or impose a reasonable charge if such requests are made too frequently.

You will also be sent an annual report for the Account and annual and semi-annual reports for the Series Fund.

State Regulation

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Experts

The audited financial statements and the financial statements from which the Condensed Financial Information included in this prospectus have been derived, have been examined by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein. Such financial statements have been included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP's principal business address is Two Hilton Court, Parsippany, New Jersey 07054-0319.

Litigation

Pruco Life is involved in pending and threatened litigation in which claims for monetary damages are asserted. Pruco Life does not anticipate the ultimate liability arising from such pending or threatened litigation to have a material effect on the condition of the Company.

Statement of Additional Information

The contents of the Statement of Additional Information include:


OTHER INFORMATION CONCERNING THE ACCOUNT
   Principal Underwriter
   Determination of Subaccount Unit Values
   IRS Required Distributions on Death of Owner
   Performance Information
   Comparative Performance Information


Additional Information

A registration statement has been filed with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information, including statutory statements filed with the state insurance departments, may also be obtained from Pruco Life's office. The address and telephone number of Pruco Life are set forth on the cover of this prospectus.

Financial Statements

The consolidated financial statements of Pruco Life and subsidiaries should be distinguished from the financial statements of the Account, and should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

This prospectus does not contain financial statements for the Account because as of the date of this prospectus, the Account had not yet commenced operations, had no assets or liabilities, and had not received any income or incurred any expenses.

                            SELECTED FINANCIAL DATA

The following selected financial data for Pruco Life should be read in conjunction with the CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES and notes there to included in this prospectus beginning on page A1.

                 Pruco Life Insurance Company and Subsidiaries

                                                   For the Nine
                                                   Months Ended                     For The Years Ended December 31,
                                                   ------------   ------------------------------------------------------------------
                                                       1995           1994          1993         1992           1991         1990
                                                    ----------    ----------    ----------    ----------     ----------   ----------
                                                                                 ($000's)
Revenues
  Premiums, annuity fund deposits and
    other revenue ................................  $  466,998    $  603,864    $  591,660    $  541,248    $  521,590    $  577,692
  Net investment income ..........................     188,646       245,977       260,939       274,037       285,565       270,785
                                                    ----------    ----------    ----------    ----------     ----------   ----------
Total revenues ...................................     655,644       849,841       852,599       815,285       807,155       848,477
                                                    ----------    ----------    ----------    ----------     ----------   ----------
Benefits and expenses
  Current and future benefits and claims .........     385,932       559,658       534,354       478,148       501,454       513,165
  Other expenses .................................     107,058       149,478       157,557       129,701       126,201       144,642
                                                    ----------    ----------    ----------    ----------     ----------   ----------
Total benefits and expenses ......................     492,990       709,136       691,911       607,849       627,655       657,807
                                                    ----------    ----------    ----------    ----------     ----------   ----------
Income before provision in lieu of
  federal income tax and cumulative effect
  of a change in accounting principle ............     162,654       140,705       160,688       207,436       179,500       190,670
Provision in lieu of federal income tax ..........      54,142        87,750        83,640        96,578        75,242        62,871
                                                    ----------    ----------    ----------    ----------     ----------   ----------
Net income before cumulative effect of
  a change in accounting principle ...............  $  108,512    $   52,955    $   77,048    $  110,858     $  104,258   $  127,799
                                                    ----------    ----------    ----------    ----------     ----------   ----------
Cumulative effect on prior years
  (to December 31, 1990) of change
  in reserve basis ...............................        --            --            --            --          140,242         --
                                                    ----------    ----------    ----------    ----------     ----------   ----------
Net income .......................................  $  108,512    $   52,955    $   77,048    $  110,858     $  244,682   $  127,799
                                                    ==========    ==========    ==========    ==========     ==========   ==========
Assets ...........................................  $7,641,446    $7,067,496    $7,172,104    $6,709,958     $6,369,288   $5,570,360
                                                    ----------    ----------    ----------    ----------     ----------   ----------

Prior years' financial statements have been revised to reflect a change in presentation of Separate Account policyholder net investment income and net realized and unrealized gains (losses). Please see Note 1J of the Notes to Consolidated Financial Statements on page B7.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                      for period ending September 30, 1995

Pruco Life Insurance  Company  consists of Pruco Life  Insurance  Company (Pruco
Life), Pruco Life Insurance Company of New Jersey and The Prudential Life Insurance Company of Arizona (collectively, the Company). Pruco Life is a wholly owned subsidiary of The Prudential Insurance Company of America (The Prudential), a mutual life insurance company. The Company markets individual life insurance and single pay deferred annuities primarily through The Prudential's sales force. The Company held over $7.6 billion in assets at September 30, 1995, $4.1 billion of which were held in Separate Accounts under variable life insurance policies and variable annuity contracts. The remaining assets were held in the general account for investment primarily in bonds, short-term investments and mortgage loans.

1. Results of Operations (For the Nine Months Ended September 30, 1995, compared with the Nine Months Ended September 30, 1994 and three months ended September 30, 1995 compared with three months ended September 30,
     1994)

Net income for the nine month period ended September 30, 1995 was $109 million. This represents a $25 million increase over the same period in 1994, most of which is attributable to improved investment results. In addition, the actual experience associated with a special provision for non-guaranteed policyholder credits reserve established at December 31, 1994 was less than had been estimated, resulting in a slight increase in net income during the current period.

Premiums and annuity considerations decreased from $462 million for the nine months ended September 30, 1994 to $431 million for the same period in 1995. This decrease is primarily due to the decline in first year premiums for certain life insurance products.

Net investment income and realized capital gains/(losses) improved from $178 million for the nine month period ended September 30, 1994 to $192 million for the same period ending September 30, 1995. This improvement was due to capital gains of $3 million for the nine months ended September 30, 1995 compared to capital losses of $ 6 million for the nine months ended September 30, 1994. In addition, income generated by mortgage and policy loans increased from the same period in 1994.

Other income increased $23 million for the nine months ended September 30, 1995 over the nine months ended September 30, 1994. This increase was primarily due to a reclass of the special provision for non-guaranteed policyholder credits from a miscellaneous expense reserve to insurance reserves. In addition, the company share of separate account activity improved from a loss of $3 million for the nine months ended September 30, 1994 to a gain of $6 million for the nine months ended September 30, 1995.

Current and future benefits and claims decreased $29 million for the nine months ended September 30, 1995, from the same period in 1994 due to a decline in premiums.

Total expenses for the nine month period ended September 30, 1995 increased by $6 million from the same period in 1994. General, administrative, and other expenses for the period ended September 30, 1995, increased $10 million when compared to the same period in 1994, largely due to increased costs being allocated by The Prudential. Offsetting this increase was a decrease in commission expenses of $4 million from the same period in 1994, which is consistent with the decrease in first year premiums.

Provision in lieu of federal income taxes increased $4 million for the nine months ended September from the same period in 1994. This increase relates to the increase to income before provision in lieu of federal income taxes.

Net income for the three months ended September 30, 1995 was $39 million. This represents an $8 million increase over the same period in 1994, most of which is attributable to improved investment results and a decrease in current and future benefits and claims.

Premiums and annuity considerations decreased $6 million for the three months ended September 30, 1995 from the three months ended September 30, 1994 primarily due to the decline in first year premiums for certain life insurance products.

Net investment income and realized investment gains improved from $64 million for the three months ended September 30, 1994 to $68 million for the three months ended September 30, 1995. This improvement was primarily due to the increase in capital gains.

Total benefits and expenses decreased $10 million for the three months ended September 30, 1995 from the same period in 1994. This relates to the decline in premiums.


2. Investments

Mortgage loans. The balance of mortgage loans at September 30, 1995, was $65 million, a $7 million decrease from the end of 1994 resulting from the repayment of one loan during the first quarter of 1995. Currently, the Company has two loans with restructured terms in the amount of $7 million.

Real Estate. As of September 30, 1995, the Company's investment in real estate was $4 million. Pruco Life sold one property during the first quarter of 1995 for $3 million, accounting for the decrease in this asset category since the beginning of the year.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 for years ended December 31, 1994,1993 and 1992

Pruco Life Insurance Company consists of Pruco Life Insurance Company (Pruco
Life), Pruco Life Insurance Company of New Jersey and The Prudential Life Insurance Company of Arizona (collectively, the Company). The Company markets individual life insurance and single pay deferred annuities primarily through The Prudential's sales force. The Company held $7 billion in assets at December 31, 1994, $3.5 billion of which were held in Separate Accounts under variable life insurance policies and variable annuity contracts. The remaining assets were held in the general account for investment primarily in bonds, short-term investments and mortgage loans.

Because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, the Company is engaged in a business that is highly competitive. During the past several years, the insurance industry has suffered setbacks both financially and in public relations. The Company, however, remains sound.

1. Results of Operations

a) 1994 versus 1993

Net income for 1994 was $53 million, representing a $24 million decrease from the same period in 1993.

Premiums and annuity considerations increased $48 million in 1994, from $564 million for the year ended December 31, 1993, to $612 million for the same period in 1994. An increase in unscheduled premium payments on two individual life insurance products together with an increase in renewal premiums, driven by these two products, account for this increase.

Net investment income decreased $15 million for the twelve months ended December 31, 1994, from the same period in 1993. Reduced yields on the Company's fixed rate investment portfolio lead to reduced net investment income. In addition, net cash outflows to meet policyholder obligations resulted in a decrease in invested assets which, in turn, contributed to the lower investment income.

The Company had net realized investment losses of $21 million during 1994 compared to investment gains of $9 million during 1993. Sales of Corporate and Mortgage-backed Securities during the twelve months of 1994 generated realized losses attributable to the increase in interest rates during this period. However, the expectation is that the newly acquired securities will align more closely with the company's liability duration and reduce the portfolio's interest rate risk. Following statutory Interest Maintenance Reserve (IMR) guidelines, net realized investment losses of $20 million were deferred for the period ended December 31, 1994. In comparison, $19 million of net realized investment gains were deferred for the period ended December 31, 1993. Amortized into net investment income were $5 million and $7 million of IMR for the twelve months period ended December 31, 1994, and 1993, respectively.

Current and future benefits and claims increased $25 million for the twelve months ended December 31, 1994, from the same period in 1993. An increase in benefits paid during 1994 as compared to 1993 combined with high surrender benefits, which can be attributed to contract maturities of annuity products as the Company's inforce ages, was more than by an increase in reserves resulting from the 1994 increase in premiums and annuity considerations.

Total expenses for the year ended December 31, 1994 decreased by $8 million from the same period in 1993. This was primarily due to lower general and administrative and other expenses offset slightly by higher commission expenses, consistent with the increase in first year premiums.

(b) 1993 versus 1992

Net income for 1993 was $77 million, representing a $34 million decrease from the same period in 1992.

Premiums and annuity considerations increased $67 million in 1993, from $497 million for the year ended December 31, 1992, to $564 million for the same period in 1993. This increase was primarily from sales of two new individual life insurance products. Offsetting this increase were the continuing decline in renewal premiums from normal surrender and lapse activity for certain life insurance contracts and contract maturities. In addition, sales of the Future Value Annuity contract decreased during the year ended December 31, 1993.

Net investment income decreased $13 million for the twelve months ended December 31, 1993, from the same period in 1992. Reduced yields on the Company's fixed rate investment portfolio lead to reduced net investment income. A decline in invested assets also contributed to this decrease.

Net realized investment gains decreased $19 million for the twelve months ended December 31, 1993, from the same period in 1992. This decrease is primarily due to the decline in activity in the purchases and sales of fixed maturities. Net realized investment gains of $19 million and $37 million were deferred in 1993 and 1992, respectively, as dictated by Interest Maintenance Reserve (IMR) guidelines. Amortized into net investment income were $7 million and $3 million of IMR for the year ended December 31, 1993 and 1992, respectively.

Current and future benefits and claims increased $56 million for the year ended December 31, 1993, from the same period in 1992. Surrender benefits, which increase from $223 million at December 31, 1992, to $462 million at December 31, 1993, and change in reserves, which decreased from $129 million at December 31, 1992, to $(49) million at December 31, 1993, were the two major components of this increase. Surrender activity increased significantly during the first three months of 1993, as contractholders exercised a provision included in the contract which allows withdrawal of funds without surrender charges if the Company's renewal crediting rate is more that 1% below the initial crediting rate (renewal crediting rates are established at January 1 each year). A contractholder's ability to exercise this provision is limited to 30 days following notification of the renewal crediting rate. The surrender activity has a direct correlation with reserve activity and accounts for a significant portion of the change in reserves. The effect of the surrender activity on the change in reserve was somewhat mitigated by new business sales of the two new individual life insurance products.

Total expenses for the year ended December 31, 1993, increased by $28 million, from the same period in 1992. The commission expense increase of $10 million is due to first year sales of two new individual life insurance products. Commission rates on new business sales are higher than on renewal business. General, administrative, and other expenses for the year ended December 31, 1993, increased $18 million due to an increase in the allocation of costs from The Prudential. Under service and lease agreements with The Prudential, services of officers and employees, supplies, use of equipment and office space are provided to the Company. The increase in allocated costs is due to a rise in the inforce caused by increased sales. The allocations were further affected by the reorganization of The Prudential's Individual Insurance Department. Effective January 1, 1993, the corporate staff of the Company was absorbed by the parent as a result of this reorganization. The costs associated with these employees are now charged to the Company under the service and lease agreements with the parent.

Provision in lieu of federal income tax decreased $13 million for the year ended December 31, 1993, as compared to December 31, 1992. This decrease in tax is due primarily to the effect of the large decrease in capital gains and a lower equity tax assessment by the consolidated tax sharing group. The effective tax rates for the years ended December 31, 1993 and 1992, were 52% and 47%, respectively. This increase is due primarily to the tax effect of the change in tax reserves as compared to the change in statutory reserves. However, the decrease in the equity tax assessment and the effect of the IMR offset this increase. Provision in lieu of federal income tax for the year ended December 31, 1993, reflects the new corporate income tax rate of 35%, an increase of 1% over the same period in 1992. This rate change did not have a material effect on net income.

2. Liquidity

For an insurance company, cash needs, for the purpose of paying current benefits, making policy loans, and paying expenses, are met primarily from premiums and investment income. Benefit expenses incurred in 1994, 1993 and 1992 were respectively, $547 million, $584 million and $350 million. Cash flows are anticipated to be ample to meet the Company's liquidity needs for the foreseeable future.

3. Investments

The Company maintains a well diversified portfolio consisting of fixed as well as equity investments. Of the Company's total assets of $7 billion as of December 31, 1994, 37.33% was invested in fixed maturities, 0.04% in equity securities, 2.70% in short-term investments, 1.00% in mortgage loans, 0.10% in real estate, 49.53% in separate account assets and the remaining 9.30% in other assets.

Fixed Maturities. As of December 31, 1994 and 1993, the Company's investments in fixed maturities, which are carried at amortized cost, were $2.6 billion and $2.8 billion, respectively. Included in fixed maturities are securities classified by the National Association of Insurance Commissioners (NAIC) as being in the lowest three rating categories. The lowest three NAIC categories represent, for the most part, high-yield securities. These approximate 1.5% of the Company's assets at December 31, 1994 and 1.6% at December 31, 1993.

Mortgage Loans. As of December 31, 1994 and 1993, the Company's investments in mortgage loans were $72 million and $56 million, respectively. Mortgage loans are carried at the lower of unpaid principal balance or fair value of the underlying property. The increase in mortgage loans is due to the acquisition of 7 new loans totaling $35.2 million. During the year ended December 31, 1994, one loan in the amount of 4.7 million was transferred to real estate through foreclosure. A net loss of $.6 million was realized in 1994 as a result of this foreclosure. This loss were reserved for in the Asset Valuation Reserve and therefore had no impact on surplus. Currently, the Company has one loan in the amount of $6 million in the process of foreclosure and two loans with restructured terms in the amount of $7.1 million

Real Estate. As of December 31, 1994 and 1993, the Company's investment in real estate was $7 million and $10 million, respectively. Real estate is carried at the lower of cost or fair value less disposition costs. Pruco Life sold three properties during the second half of 1994 for $8.7 million and acquired one property through foreclosure for $4.1 million.

4. Emerging Accounting Issues

The Financial Accounting Standards Board (the "FASB") issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", which is effective for fiscal years beginning after December 15, 1995. The effect of Interpretation No. 40 will change the current practice of the Company with respect to utilizing statutory basis financial statements for general purposes, in that it would not allow such financial statements to be referred to as having been prepared in accordance with GAAP. Interpretation No. 40 will require GAAP financial statements to apply all GAAP pronouncements, unless specifically exempted. The Company is currently exempted from certain FASB statements which primarily address their insurance related activities. Implementation of the Interpretation may require significant judgment as to determining GAAP for insurance operations. A task force of the American Institute of Certified Public Accountants is studying the impact of the Interpretation on mutual life insurance companies. Until complete GAAP standards are fully developed for mutual life insurance companies, the Company will be unable to determine the impact of Interpretation No. 40 on its financial statements.

                             DIRECTORS AND OFFICERS

The directors and officers of Pruco Life, listed with their principal occupations during the past 5 years, are shown below.

                             DIRECTORS OF PRUCO LIFE

E. MICHAEL CAULFIELD, Director. -- Chief Executive Officer, Prudential Preferred Financial Services since 1995; 1993 to 1995: President, Prudential Preferred Financial Services; 1992 to 1993: President, Prudential Property and Casualty Insurance Company*; Prior to 1992: President of Investment Services of The Prudential. Age 48.

ROBERT P. HILL, Chairman and Director.-- Executive Vice President of The Prudential. Age 54.

GARNETT L. KEITH, JR., Director. -- Vice Chairman of The Prudential.  Age 59.

IRA J. KLEINMAN, Director. -- President, Prudential Select since 1993; 1992 to 1993: Senior Vice President of The Prudential; Prior to 1992: Vice President of The Prudential. Age 48.

ESTHER H. MILNES, President and Director. -- Senior Vice President and Chief Actuary, Prudential Insurance and Financial Services since 1993; Prior to 1993:
Vice President and Associate Actuary of The Prudential. Age 44.

I. EDWARD PRICE, Vice Chairman and Director. -- Chief Executive Officer, Prudential International Insurance since 1994; 1993 to 1994: President, Prudential International Insurance; Prior to 1993: Senior Vice President and Company Actuary of The Prudential. Age 53.

WILLIAM F. YELVERTON, Director. -- President, Prudential Insurance and Financial Services since 1995; Prior to 1995: Chief Executive Officer, New York Life Worldwide. Age 54.

                         OFFICERS WHO ARE NOT DIRECTORS

BEVERLY R. BARNEY, Senior Vice President. -- Vice President and Associate Actuary, Prudential Insurance and Financial Services since 1995; 1993 to 1995:
Senior Vice President and Associate Actuary, Prudential Direct; 1991 to 1993:
Senior Vice President and Actuary of Pruco Life; Prior to 1991: Vice President and Actuary of Pruco Life. Age 48.

ROBERT EARL, Senior Vice President. -- Managing Director, Houston Financial Services, Prudential Preferred Financial Services since 1994; 1993 to 1994: Vice President, Strategic Initiatives, Prudential Preferred Financial Services; Prior to 1993: Vice President Regional Marketing of The Prudential. Age 44.

CLIFFORD E. KIRSCH, Chief Counsel -- Chief Counsel of The Prudential Insurance Company's Individual Variable Products Department. 1994 to 1995: Associate General Counsel with Paine Webber. Prior to 1994: Assistant Director in the Division of Investment Management with the Securities and Exchange Commission. Age 35.

RICHARD F. LAMBERT, Senior Vice President and Chief Actuary. -- Vice President and Chief Actuary, Prudential Preferred Financial Services since 1994; 1993 to 1994: Vice President and Actuary, Prudential Preferred Financial Services; 1991 to 1993: Vice President and Associate Actuary of The Prudential. Prior to 1991:
Vice President, Prudential Select Marketing. Age 39.

SUSAN L. BLOUNT, Vice President and Secretary.--Vice President and Secretary of The Prudential since 1995; Prior to 1995: Assistant General Counsel for Prudential Residential Services Company. Age 38.

DIANE M. MCGOVERN, Vice President and Actuary. -- Vice President and Assistant Actuary of The Prudential. Age 44.

MARTIN PFINSGRAFF, Treasurer. -- Vice President and Treasurer of The Prudential since 1991; Prior to 1991: Managing Director, Corporate Finance of The Prudential. Age 40.

MICHAEL R. SHAPIRO, Senior Vice President. -- Senior Vice President, Prudential Select Brokerage. Age 48.

LAWRENCE J. SUNDRAM, Senior Vice President. -- Senior Vice President of Property and Casualty, Prudential Insurance and Financial Services since 1994; 1993 to 1994: Vice President, Prudential Insurance and Financial Services; Prior to 1993: Vice President, District Agencies Marketing for The Prudential. Age 49.

STEPHEN P. TOOLEY, Vice President, Comptroller and Chief Accounting Officer. -- Vice President and Comptroller, Prudential Insurance and Financial Services since 1993; Prior to 1993: Director, Financial Analysis for The
Prudential.  Age 43.

The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992.

* Subsidiary of The Prudential

                             EXECUTIVE COMPENSATION

Executive Officers of Pruco Life may also serve one or more affiliated companies of Pruco Life. Allocations have been made as to each individual's time devoted to his duties as an executive officer of Pruco Life and its subsidiaries. The following table shows the cash compensation paid, based on these allocations, to the executive officers of Pruco Life as a group for services rendered in all capacities in Pruco Life and its subsidiaries during 1994. Directors of Pruco Life who are also employees of The Prudential do not receive compensation in addition to their compensation as employees of The Prudential.

--------------------------------------------------------------------------------
                                                       Allocated Cash
Name & Principal Position        Year                 Compensation ($)
--------------------------------------------------------------------------------
Esther H. Milnes                 1994                     $ 14,250
President                        1993                     $  9,846
                                *1992                     $-------

John P. Gualtieri, Jr.           1994                     $ 25,285
Senior Vice President            1993                     $ 72,608
                                 1992                     $142,038

Beverly R. Barney                1994                     $-------
Senior Vice President            1993                     $126,142
                                 1992                     $105,380

Helen M. Galt                  **1994                     $-------
President                      **1993                     $ 13,382
                                 1992                     $169,626

Robert B. Likins               **1994                     $-------
Senior Vice President          **1993                     $  6,181
                                 1992                     $138,511

--------------------------------------------------------------------------------
 * Current position was not held as of reporting date.
** Resigned position as of July, 1993.
--------------------------------------------------------------------------------

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION



                                                                       (Unaudited)
                                                                       September 30, December 31,
                                                                          1995         1994
                                                                        -----------   ---------
                                                                                ($000's)

ASSETS

     Fixed maturities (market value $2,574,369
         and $2,596,172) .............................................   $2,517,026   $2,647,315
     Equity securities (cost $6,897 and $5,434) ......................        7,004        3,326
     Mortgage loans ..................................................       64,845       71,919
     Investment real estate ..........................................       4,079        7,189
     Policy loans ....................................................     550,444      493,862
     Other long-term investments .....................................        4,477        4,044
     Short-term investments ..........................................      209,043      191,455
                                                                          ----------   ---------
         Total Investments ...........................................    3,356,918    3,419,110

     Cash ............................................................       37,139       27,780
     Accrued investment income .......................................       58,282       59,382
     Premiums due and deferred .......................................       18,760       16,821
     Receivable from affiliates ......................................        9,101        7,517
     Federal income taxes - from affiliate ...........................         --         23,306
     Other assets ....................................................       12,523       25,102
     Assets held in Separate Accounts ................................    4,148,723    3,511,784
                                                                         ----------   ----------

TOTAL ASSETS .........................................................   $7,641,446   $7,090,802
                                                                         ==========   ==========

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:
     Policy liabilities and insurance reserves:
         Future policy benefits and claims ...........................   $2,596,828   $2,767,552
         Other policy claims and benefits payable ....................       14,953       15,184
         Interest maintenance reserve (IMR) ..........................       23,870       21,802
     Payable to affiliates ...........................................       38,786       30,257
     Federal income taxes - to affiliate .............................        4,945         --
     Other liabilities ...............................................       82,187      131,695
     Asset valuation reserve (AVR) ...................................       34,441       23,690
     Liabilities related to Separate Accounts ........................    4,065,099    3,424,535
                                                                         ----------   ----------

Total Liabilities ....................................................    6,861,109    6,414,715
                                                                         ----------   ----------

STOCKHOLDER'S EQUITY:
     Common Stock, $10 par value; authorized,
         1,000,000 shares, issued and outstanding,
         250,000 shares ..............................................        2,500        2,500
     Paid-in Capital .................................................      439,582      439,582
     Unassigned surplus ..............................................      338,255      234,005
                                                                         ----------   ----------

Total Stockholder's Equity ...........................................      780,337      676,087
                                                                         ----------   ----------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY ...........................   $7,641,446   $7,090,802
                                                                         ==========   ==========





               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                              Nine Months Ended             Three Months Ended
                                                                 September 30,                 September  30,
                                                              1995           1994            1995           1994
                                                             ------         ------          ------          -----
                                                                    ($000's)                        ($000's)

REVENUE

  Premiums and annuity considerations..................     $431,428      $ 462,152        $157,336        $163,365
  Net investment income................................      188,646        184,743          62,977          62,774
  Net realized investment gains/(losses)...............        3,470         (6,420)          4,661           1,035
  Other income.........................................       32,100          9,231           4,797           4,122
                                                           ---------     ----------       ---------        --------
Total Revenue..........................................      655,644        649,706         229,771         231,296
                                                           ---------     ----------       ---------        --------

BENEFITS AND EXPENSES

  Current and future benefits and claims...............      385,932        414,897         133,706         146,273
  Commission expenses..................................       19,160         23,299           6,651           8,195
  General, administrative and other expenses...........       87,898         78,034          28,699          24,941
                                                           ---------      ---------       ---------        --------
Total Benefits and Expenses............................      492,990        516,230         169,056         179,409
                                                            ---------     ----------       ---------       --------
  Income before provision
     in lieu of federal income tax.....................      162,654        133,476          60,715          51,887
  Provision in lieu of federal
     income tax........................................       54,142         50,337          21,226          20,509
                                                            ---------     ----------        --------       --------
NET INCOME.............................................     $108,512        $83,139        $ 39,489        $ 31,378
                                                            =========       ========       =========       ========




               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                        Nine Months Ended
                                                          September 30,
                                                       1995           1994
                                                      ------         -----
                                                             ($000's)

CASH FLOW FROM OPERATING ACTIVITIES

  Net income ....................................   $   108,512    $    83,139
  Adjustments to reconcile net income
     to net cash from operations: ...............      (232,588)      (152,388)
                                                    -----------    -----------

Cash Flow From Operating Activities .............      (124,076)       (69,249)
                                                    -----------    -----------

CASH FLOW FROM INVESTING ACTIVITIES

  Proceeds from the sale/maturity of:
     Fixed maturities ...........................     1,521,429      2,219,498
     Equity securities ..........................         4,236             52
     Mortgage loans .............................         7,104          4,709
     Other long-term investments ................           193          1,226
     Investment in Real Estate ..................         2,925          5,621
  Payments for the purchase of:
     Fixed maturities ...........................    (1,380,346)    (2,064,231)
     Equity securities ..........................        (3,947)          (433)
     Other long-term investments ................          (626)          (307)
     Net payments of short-term investments .....       (17,533)       (78,663)
                                                    -----------    -----------

Cash Flow From Investing Activities .............       133,435         87,472
                                                     ----------    -----------


  Net increase in Cash ..........................         9,359         18,223
  Cash, beginning of period .....................        27,780            671
                                                    -----------    -----------


CASH, END OF PERIOD .............................   $    37,139    $    18,894
                                                    ===========    ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION



  Cash paid in lieu of income taxes .............   $    29,896    $    43,062
                                                    ===========    ===========




               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
          For The Periods Ended September 30, 1995 and 1994 (Unaudited)


1.   General

     Pruco Life Insurance Company consists of Pruco Life Insurance Company (Pruco Life), Pruco Life Insurance Company of New Jersey and The Prudential Life Insurance Company of Arizona (collectively, the Company). Pruco Life is a wholly owned subsidiary of The Prudential Insurance Company of America (The Prudential), a mutual life insurance company. The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles (GAAP), which are considered statutory accounting practices for a wholly owned stock subsidiary of a mutual life insurance company. The Financial Accounting Standards Board (the "FASB") issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", which as amended is effective for fiscal years beginning after December 15, 1995. Interpretation No. 40 changes the current practice of the Company with respect to utilizing statutory basis financial statements for general purposes in that it would not allow such financial statements to be referred to as having been prepared in accordance with GAAP pronouncements, unless specifically exempted. Implementation of the Interpretation will require significant effort and judgement as to determining GAAP for insurance operations. The Company is currently unable to determine the impact of Interpretation No. 40 on its financial statements.

     Certain financial information which is normally included in financial statements, prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. The financial statements for the nine months ended September 30, 1995 and 1994 include all adjustments (consisting of only normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of results for that interim period. The results for the nine months ended September 30, 1995 and 1994, are not necessarily indicative of the results for a full year. These statements should be read in conjunction with the consolidated financial statements and notes thereto included on Form 10-K for the fiscal year ended December 31, 1994.


2. Related Party

     Several actions have been brought against the Company on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by The Prudential, the Company, and agents appointed by The Prudential and the Company. The Prudential has agreed to indemnify the Company for any and all losses resulting from such litigation.

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                             DECEMBER 31,
                                        ----------------------
                                           1994        1993
                                        ----------  ----------
                                               ($000'S)
ASSETS
  Fixed maturities (market value
    $2,596,172 and $2,951,602)........  $2,647,315  $2,835,251
  Equity securities (cost $5,434 and
    $4,405)...........................       3,326       2,788
  Mortgage loans......................      71,919      56,184
  Investment in real estate...........       7,189       9,994
  Policy loans........................     493,862     420,271
  Other long-term investments.........       4,044       2,753
  Short-term investments..............     191,455     201,079
                                        ----------  ----------
    Total Investments.................   3,419,110   3,528,320
  Cash................................      27,780         671
  Notes receivable from affiliates....           -      50,000
  Interest receivable from
    affiliates........................           -          23
  Accrued investment income...........      59,382      56,785
  Premiums due and deferred...........      16,821      16,569
  Receivable from affiliates..........       7,517       6,880
  Federal income taxes--from
    affiliate.........................      23,306       4,151
  Other assets........................      25,102      15,829
  Assets held in Separate Accounts....   3,511,784   3,492,876
                                        ----------  ----------
TOTAL ASSETS..........................  $7,090,802  $7,172,104
                                        ==========  ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Policy liabilities and insurance
    reserves:
    Future policy benefits and
      claims..........................  $2,767,552  $2,912,283
    Other policy claims and benefits
      payable.........................      15,184      13,606
    Interest Maintenance Reserve (IMR)      21,802      46,506
  Payable to affiliates...............      30,257      54,286
  Other liabilities...................     131,695     103,985
  Asset Valuation Reserve (AVR).......      23,690      22,692
  Liabilities related to Separate
    Accounts..........................   3,424,535   3,399,953
                                        ----------  ----------
Total Liabilities.....................   6,414,715   6,553,311
                                        ----------  ----------
STOCKHOLDER'S EQUITY:
  Common Stock, $10 par value;
    authorized, 1,000,000 shares;
    issued and outstanding, 250,000
    shares............................       2,500       2,500
  Paid-in capital.....................     439,582     439,582
  Unassigned surplus..................     234,005     176,711
                                        ----------  ----------
Total Stockholder's Equity............     676,087     618,793
                                        ----------  ----------
TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY................  $7,090,802  $7,172,104
                                        ==========  ==========


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  Years Ended December 31,
                             ----------------------------------
                                1994        1993        1992
                             ----------  ----------  ----------
                                          ($000'S)
REVENUE
  Premiums and annuity
    considerations.........  $  611,820  $  563,900  $  497,088
  Net investment income....     245,977     260,939     274,037
  Net realized investment
    gains/(losses)              (21,215)      8,878      28,117
  Other income.............      13,259      18,882      16,043
                             ----------  ----------  ----------
Total Revenue..............     849,841     852,599     815,285
                             ----------  ----------  ----------
BENEFITS AND EXPENSES
  Current and future
    benefits and claims....     559,658     534,354     478,148
  Commission expenses......      30,169      28,386      17,956
  General, administrative
    and other expenses.....     119,309     129,171     111,745
                             ----------  ----------  ----------
Total Benefits and
  Expenses.................     709,136     691,911     607,849
                             ----------  ----------  ----------
  Income before provision
    in lieu of federal
    income tax.............     140,705     160,688     207,436
  Provision in lieu of
    federal income tax.....     (87,750)    (83,640)    (96,578)
                             ----------  ----------  ----------
NET INCOME.................  $   52,955  $   77,048  $  110,858
                             ==========  ==========  ==========

               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                 Years Ended December 31,
                             -------------------------------
                               1994       1993       1992
                             ---------  ---------  ---------
                                        ($000'S)
COMMON STOCK
  Balance, beginning of
    year...................  $   2,500  $   2,500  $   2,500
  Issued during year.......          -          -          -
                             ---------  ---------  ---------
  Balance, end of year.....      2,500      2,500      2,500
                             ---------  ---------  ---------
Paid-in Capital
  Balance, beginning of
    year...................    439,582    439,582    439,582
  Paid-in during year......          -          -          -
                             ---------  ---------  ---------
  Balance, end of year.....    439,582    439,582    439,582
                             ---------  ---------  ---------
Unassigned Surplus
  Balance, beginning of
    year...................    176,711    162,530     98,966
  Net income...............     52,955     77,048    110,858
  Net unrealized investment
    gains/(losses).........      5,814     (9,351)     2,750
  (Increase) decrease in
    non-admitted assets....       (477)       575        130
  (Increase) decrease in
    AVR....................       (998)     5,909      3,681
  Dividends to
    stockholder............          -    (60,000)   (53,855)
                             ---------  ---------  ---------
  Balance, end of year.....    234,005    176,711    162,530
                             ---------  ---------  ---------

TOTAL STOCKHOLDER'S
EQUITY.....................  $ 676,087  $ 618,793  $ 604,612
                             =========  =========  =========

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    Years Ended December 31,
                              -------------------------------------
                                 1994         1993         1992
                              -----------  -----------  -----------
                                            ($000'S)
CASH FLOW FROM OPERATING ACTIVITIES
  Net income................  $    52,955  $    77,048  $   110,858
  Adjustments to reconcile
    net income to net cash
    from operations:
    Increase (decrease) in
      policy liabilities and
      insurance reserves....     (143,153)    (124,602)      95,927
    Net decrease in Separate
      Accounts..............        5,674       12,173        4,531
    Net realized
      investment(gains)/
      losses................       21,215       (8,878)     (28,117)
    Depreciation,
      amortization and other
      non-cash items........          314        1,907       (1,810)
    (Increase) decrease in
      operating assets:
      Policy loans..........      (73,591)     (71,472)     (86,306)
      Notes receivable from
        affiliates..........       50,000        9,000        4,000
      Interest receivable
        from affiliates.....           23          420          361
      Accrued investment
        income..............       (2,597)         880          (45)


                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)

                                     Years Ended December 31,
                              -------------------------------------
                                 1994         1993         1992
                              -----------  -----------  -----------
                                            ($000'S)
      Premiums due and
        deferred............         (252)        (880)      47,374
      Receivable from
        affiliates..........         (637)       1,970       10,818
      Federal income
        taxes--from
        affiliate...........      (19,155)       6,879      (11,030)
      Other assets..........       (9,273)      (9,481)      (3,476)
    Increase (decrease) in
      operating liabilities:
      Payable to
      affiliates............      (24,029)      13,260      (53,063)
      Federal income
        taxes--to
        affiliate...........            -            -         (497)
      Other liabilities.....       27,710       34,632      (50,303)
                              -----------  -----------  -----------

Cash Flow From (Used For)
  Operating Activities......     (114,796)     (57,144)      39,222
                              -----------  -----------  -----------

CASH FLOW FROM INVESTING ACTIVITIES
  Proceeds from the sale/
    maturity of:
    Fixed maturities........    2,710,424    1,687,992    3,898,399
    Equity securities.......        1,909        4,032        1,791
    Mortgage loans..........       10,821       21,691          954
    Other long-term
      investments...........          607          520            -
    Investment in real
      estate................        8,676            -            -
  Payments for the purchase
    of:
    Fixed maturities........   (2,561,081)  (1,483,234)  (3,986,331)
    Equity securities.......       (2,436)      (3,068)      (1,170)
    Mortgage loans..........      (35,276)        (918)           -
    Other long-term
      investments...........       (1,584)         (84)        (860)
    Investment in real
      estate................            -          (20)         (71)
    Net proceeds (payments)
      of short-term
      investments...........        9,845     (116,735)     108,858
                              -----------  -----------  -----------
Cash Flow From Investing
  Activities................      141,905      110,176       21,570
                              -----------  -----------  -----------

CASH FLOW FROM FINANCING ACTIVITIES
  Dividends paid............            -      (60,000)     (53,855)
                              -----------  -----------  -----------
  Net increase (decrease) in
    Cash....................       27,109       (6,968)       6,937
  Cash, beginning of year...          671        7,639          702
                              -----------  -----------  -----------
CASH, END OF YEAR...........  $    27,780  $       671  $     7,639
                              ===========  ===========  ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Non-cash financing:
    Investment in real
    estate from foreclosed
    mortgage loans..........  $     4,139  $     7,300  $     6,338
                              ===========  ===========  ===========
  Cash paid in lieu of
    income taxes............  $    73,903  $    76,760  $   108,105
                              ===========  ===========  ===========

               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992

1. Summary of Significant Accounting Policies and Principles

   A. Principles of Consolidation

      The accompanying financial statements include the consolidated accounts of Pruco Life Insurance Company (Pruco Life), a stock life insurance company, and its subsidiaries (collectively, the Company). Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (The Prudential), a mutual life insurance company. The Company markets individual life insurance and single pay deferred annuities primarily through The Prudential's sales force. All significant intercompany balances and transactions have been eliminated in consolidation.

   B. Basis of Presentation

      The financial statements are presented in conformity with Generally Accepted Accounting Principles (GAAP), which for mutual life insurance companies and their life insurance subsidiaries are statutory accounting practices prescribed or permitted by state regulatory authorities in the domiciliary states. Certain reclassifications have been made to the 1992 and 1993 financial statements and footnotes to conform to the 1994 presentation. Included in the Statement of Operations are certain items which, under statutory accounting practices, are charged or credited directly to surplus.

      In 1994, The American Institute of Certified Public Accountants issued Statement of Position 94-5 "Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises" ("SOP 94-5") which requires insurance enterprises to disclose in their financial statements the accounting methods used in their statutory financial statements that are permitted by the state insurance departments rather than prescribed statutory accounting practices.

      Pruco Life Insurance Company, domiciled in the State of Arizona, prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance ("the Department"), and its insurance subsidiaries prepare statutory financial statements in accordance with accounting practices prescribed or permitted by their domiciliary home state insurance department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners (NAIC), state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

      The Company has established guaranty fund liabilities for the insolvencies of certain life insurance companies. The liabilities were established net of premium tax credits and federal income tax. Prescribed statutory accounting practices do not address the establishment of liabilities for guaranty fund assessments.

      The Company, with permission from the Department, prepares an Annual Report that differs from the Annual Statement filed with the Department in that subsidiaries are consolidated and certain financial statement captions are presented differently.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992

The following is a reconciliation of Pruco Life's statutory net income with net income per the consolidated financial statements.

                                                         Years Ended December 31,
                                                      -------------------------------
                                                        1994       1993       1992
                                                      ---------  ---------  ---------
                                                                 ($000'S)
Pruco Life Statutory Net Income including net gains
  and losses on sales of investments................  $  49,374  $  79,405  $ 126,507
Adjustments to reconcile to net income as follows:
  Dividends from subsidiary.........................          -    (26,000)   (27,162)
  Change in determination of deferred premiums......          -          -    (12,495)
  Provision for future assessments..................        349        577     (3,493)
  Net gain from operations in Separate Accounts.....      7,508      5,572      2,563
  Income tax applicable to other than current
    year............................................    (25,467)         -          -
  Other.............................................      7,684     (2,429)     1,459
  Subsidiaries' Net Income..........................     13,507     19,923     23,479
                                                      ---------  ---------  ---------
Net Income..........................................  $  52,955  $  77,048  $ 110,858
                                                      =========  =========  =========

   C. Future Application of Accounting Standards

      The Financial Accounting Standards Board (the "FASB") issued Financial Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", which, as amended is effective for fiscal years beginning after December 15, 1995. Interpretation No. 40 changes the current practice of the Company with respect to utilizing statutory basis financial statements for general purposes in that it would not allow such financial statements to be referred to as having been prepared in accordance with GAAP. Interpretation No. 40 requires GAAP financial statements to apply all GAAP pronouncements, unless specifically exempted. Implementation of the Interpretation will require significant effort and judgment as to determining GAAP for insurance operations.

      The Company is currently unable to determine the impact of Interpretation No. 40 on its financial statements.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992

   D. Selected Financial Data of Pruco Life

      Pruco Life markets the Future Value Annuity Contract, an individual deferred annuity contract. Only assets of Pruco Life, shown below, are available to meet the guarantees under this annuity contract. The following is the selected financial data of Pruco Life:

                                                                     December 31,
                                                                ----------------------
                                                                   1994        1993
                                                                ----------  ----------
                                                                       ($000'S)
Assets:
  Investments.................................................  $2,758,088  $2,835,163
  Investment in subsidiaries..................................     169,816     156,515
  Other assets................................................     135,778     133,020
Assets held in Separate Accounts..............................   2,869,734   2,846,792
                                                                ----------  ----------
Total Assets..................................................  $5,933,416  $5,971,490
                                                                ==========  ==========
Liabilities:
  Policy liabilities and insurance reserves...................  $2,296,987  $2,417,098
  Other liabilities...........................................     163,322     165,974
  Liabilities related to Separate Accounts                       2,797,020   2,769,625
                                                                ----------  ----------
  Total Liabilities...........................................  $5,257,329  $5,352,697
                                                                ==========  ==========

                                                   Years Ended December 31,
                                                -------------------------------
                                                  1994       1993       1992
                                                ---------  ---------  ---------
                                                           ($000'S)

Revenues......................................  $ 698,685  $ 716,402  $ 675,863
                                                ---------  ---------  ---------
Benefits, expenses and taxes..................    659,237    633,277    561,322
                                                ---------  ---------  ---------
Net Income....................................  $  39,448  $  83,125  $ 114,541
                                                =========  =========  =========

   E. Investments

      Fixed maturities, which include long-term bonds and redeemable preferred stock, are stated primarily at amortized cost. Certain investments in this category were non-income producing at December 31, 1994 and 1993. These investments amounted to $13.2 million and $2 million, respectively. Equity securities, which consist primarily of common stock, are carried at market value which is based on quoted market prices, where available, or prices provided by the National Association of Insurance Commissioners' (NAIC) Securities Valuation Office (SVO).

      Mortgage loans are carried at the lower of the fair value of the underlying property or unpaid principal balance. At December 31, 1994, one loan was in foreclosure in the amount of $6 million. At December 31, 1993, aside from one loan in foreclosure, one mortgage, in the amount of $3 million, was in default.

      Policy loans are stated primarily at unpaid principal balances.

      All the Company's real estate investments were acquired through foreclosure during 1994 and 1993. These properties are carried at the lower of cost or fair value less disposition costs. Fair value is considered to be the amount that could reasonably be expected in a current transaction between willing parties, other than in forced or liquidation sale. Depreciation on these properties for the years ended December 31, 1994 and 1993 was $456 thousand and $289 thousand, respectively.

      Other long-term investments, which consist solely of limited partnerships, are valued at the aggregate net equity in the partnerships. There were no non-income producing investments in this category at December 31, 1994. Certain investments in this category were non-income producing at December 31, 1993. These investments amounted to $118 thousand.

      Short-term investments are stated at amortized cost, which approximates fair value.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992

      Realized investment gains and losses are reported based on specific identification of the investments sold.

   F. Future Policy Benefits, Losses and Claims

      Reserves for individual life insurance are calculated using various methods, interest rates and mortality tables which produce reserves that meet the aggregate requirements of state laws and regulations. Approximately 7% of individual life insurance reserves are determined using the net level premium method, or by using the greater of a net level premium reserve or the policy cash value. About 93% of individual life insurance reserves are calculated according to the Commissioner's Reserve Valuation Method ("CRVM"), or methods which compare CRVM reserves to policy cash values.

      Reserves for individual annuity contracts are determined using the Commissioner's Annuity Reserve Valuation Method.

      For life insurance, unpaid claims include estimates of both the death benefits on reported claims and those which are incurred but not reported.

   G. Revenue Recognition and Related Expenses

      Premium revenues are recognized as income over the premium paying period of the related policies. Annuity considerations are recognized as revenue when received. Expenses, including new business acquisition costs such as commissions, are charged to operations as incurred.

   H. Asset Valuation Reserve and Interest Maintenance Reserve

      The Asset Valuation Reserve (AVR) and the Interest Maintenance Reserve
      (IMR) are required reserves for assets of life insurance companies. AVR is calculated based on a statutory formula and designed to mitigate the effect of valuation and credit related losses on unassigned surplus.

      The components of AVR at December 31, 1994 and 1993 are as follows:

                                          Fixed                    Equity     Real Estate
                                       Maturities    Mortgages   Securities   & Other Inv.    Total
                                       -----------  -----------  -----------  ------------  ---------
                                                                  ($000'S)
Transfer from December 31, 1992 --
  AVR ...............................   $23,152       $5,139         $310        $    0     $28,601
Additions ...........................     7,197            0          650         2,353      10,200
Deductions ..........................   (12,055)      (1,440)        (261)       (2,353)    (16,109)
                                        -------       ------         ----        ------     -------
End of Year 1993 -- AVR .............    18,294        3,699          699             0      22,692
                                        =======       ======         ====        ======     =======
Beginning of Year 1994 -- AVR .......    18,294        3,699          699             0      22,692
Additions ...........................    12,062        2,166          348         2,047      16,623
Deductions ..........................   (10,454)      (4,355)        (314)         (502)    (15,625)
                                        -------       ------         ----        ------     -------
End of Year 1994 -- AVR .............   $19,902       $1,510         $733        $1,545     $23,690
                                        =======       ======         ====        ======     =======

      The IMR is designed to reduce the fluctuations of surplus resulting from market interest rate movements. Predominantly all interest rate related realized capital gains and losses are deferred and amortized into investment income over the remaining life of the investment sold. The IMR balance was $21.8 million and $46.5 million at December 31, 1994 and 1993, respectively. "Net realized investment gains/(losses)" of $(19.9) million and $19.2 million were deferred in 1994 and 1993, respectively. Amortized into "Net investment income" were $4.8 million and $6.7 million of IMR for the year ended December 31, 1994 and 1993, respectively.

   I. Federal Income Taxes

      The Company is a member of a group of affiliated companies which join in filing a consolidated federal tax return. Pursuant to a tax allocation agreement, current tax liabilities are determined for individual companies based upon their separate return basis taxable income. Members with taxable income incur an amount in lieu of the separate return basis federal tax. Members with a loss for tax purposes recognize a current benefit in proportion to the amount of their losses utilized in computing consolidated taxable income. Differences

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992

      between estimated liabilities and actual payments are included in the current year's operations as an adjustment to the provision in lieu of income taxes. For the years 1993 and 1992, the Company was allocated a portion of the consolidated income tax liability attributable to Section 809 of the Internal Revenue Code (commonly referred to as "Equity Tax"). Beginning in 1994, the Company will no longer be allocated this Equity Tax.

      Taxes on the Company are calculated under the Internal Revenue Code of 1986 which provides that life insurance companies be taxed on their gain from operations after dividends to policyholders. In calculating this tax, the Code requires the capitalization and amortization of policy acquisition expenses.

   J. Separate Accounts

      Separate accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders. Each account has specific investment objectives. Assets are carried at market value. Deposits to such accounts are included in revenues with a corresponding liability increase included in benefits and expenses. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Consequently, management believes that it is appropriate to combine Separate Account policyholder net investment income and net realized and unrealized capital gains/(losses) along with benefit payments and change in reserves in "Current and future benefits and claims". Policyholder net investment income and net realized and unrealized gains/(losses) for the years ended December 31, 1994, 1993 and 1992 were ($28) million, $443 million and $223 million, respectively.

2. Federal Income Taxes

   The following is a reconciliation of the Company's federal tax provision as computed at the federal tax rate with that computed at the Company's effective tax rate. The below amounts include federal income tax applicable to prior years, where appropriate.

                                                           Years Ended December 31,
                                                        -------------------------------
                                                          1994       1993       1992
                                                        ---------  ---------  ---------
                                                                   ($000'S)

Operating income before federal income taxes..........  $ 140,705  $ 160,688  $ 207,436
Statutory tax rate....................................         35%        35%        34%
                                                        ---------  ---------  ---------
Expected federal income taxes.........................     49,247     56,241     70,528
  Tax effect of:
  Statutory/tax policy reserve difference.............     19,949     14,577    (16,381)
  Timing differences in tax/book income recognition on
    investments.......................................     11,608      4,055     14,404
  Timing differences in tax/book income recogni-
    tion--other.......................................     (6,816)      (415)       921
  Change in determination of deferred premiums........          -          -      6,128
  Decrease/(Increase) in life insurance premiums
    deferred and uncollected..........................        (88)      (308)     2,650
  Capitalization of policy acquisition expenses.......     13,850      7,374      8,158
  Allocated equity tax................................          -      2,116     10,170
                                                        ---------  ---------  ---------
Federal income taxes..................................  $  87,750  $  83,640  $  96,578
                                                        =========  =========  =========
Effective tax rate....................................         62%        52%        47%
                                                        =========  =========  =========

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992

3. Net Investment Income

   Net investment income consisted of:

                                                           Years Ended December 31,
                                                        -------------------------------
                                                          1994       1993       1992
                                                        ---------  ---------  ---------
                                                                   ($000'S)
Gross investment income
  Fixed maturities....................................  $ 196,909  $ 216,660  $ 237,884
  Equity securities...................................         14         22         14
  Mortgage loans......................................      4,041      6,359      7,529
  Investment in real estate...........................      2,146      2,066      1,258
  Policy loans........................................     25,692     21,741     17,437
  Short-term investments..............................     12,676      9,031     11,638
  Other...............................................      5,075      3,945      2,681
                                                        ---------  ---------  ---------
                                                          246,553    259,824    278,441

Investment expenses...................................     (5,421)    (5,570)    (7,687)
                                                        ---------  ---------  ---------
Net investment income before IMR......................    241,132    254,254    270,754

Amortization of Interest Maintenance Reserve..........      4,845      6,685      3,283
                                                        ---------  ---------  ---------
Net investment income.................................  $ 245,977  $ 260,939  $ 274,037
                                                        =========  =========  =========

4. Investments and Investment Gains (Losses)

                                                            Years Ended December 31,
                                                         -------------------------------
                                                           1994       1993       1992
                                                         ---------  ---------  ---------
                                                                    ($000'S)
Realized Gains (Losses)
  Fixed maturities.....................................  $ (38,180) $  32,471  $  69,559
  Equity securities....................................        503        607        967
  Mortgage loans.......................................     (4,581)    (2,592)    (3,889)
  Investment in real estate............................      1,184     (2,004)    (1,757)
  Other................................................         (1)      (411)       517
Tax effected amounts transferred to Interest
  Maintenance Reserve..................................     19,860    (19,193)   (37,280)
                                                         ---------  ---------  ---------
Net realized investment gains..........................  $ (21,215) $   8,878  $  28,117
                                                         =========  =========  =========
Unrealized Gains (Losses)
  Fixed maturities.....................................      5,430     (9,380)     3,637
  Equity securities....................................       (490)       260     (1,305)
  Other................................................        874       (231)       418
                                                         ---------  ---------  ---------
Net unrealized investment gains (losses)...............      5,814     (9,351)     2,750
Balance beginning of year..............................    (18,166)    (8,815)   (11,565)
                                                         ---------  ---------  ---------
Balance end of year....................................  $ (12,352) $ (18,166) $  (8,815)
                                                         =========  =========  =========

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992


                       Equity Securities at December 31,
                                    ($000'S)
                                                        Unrealized
                                              --------------------------------
                                                Cost       Gains      Losses
                                              ---------  ---------  ----------
1994........................................    $5,434     $  386     $2,494
1993........................................     4,405        742      2,359
1992........................................     4,762      1,093      2,969


                                Fixed Maturities
                                    ($000'S)

                                At December 31,
                                                           Increase (Decrease)
                                                             in Difference
                                                          Between Market Value
                                 Amortized     Market         and Amortized
                                    Cost       Value      Cost During the Year
                                 ----------  ----------  ----------------------
1994...........................  $2,647,315  $2,596,172        $(167,494)
1993...........................   2,835,251   2,951,602           10,453
1992...........................   3,025,030   3,130,928          (74,958)

The amortized cost and estimated market value of fixed maturities at December 31, 1994 and 1993 are as follows:

                                                                      1994
                                                ------------------------------------------------
                                                               Gross        Gross     Estimated
                                                Amortized   Unrealized   Unrealized     Market
                                                   Cost        Gains       Losses       Value
                                                 ($000'S)    ($000'S)     ($000'S)     ($000'S)
                                                ----------  -----------  -----------  ----------
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies...  $  409,678     $   224     $20,259    $  389,643
Obligations of U.S. and political
  subdivisions................................           -           -           -             -
Debt securities issued by foreign governments
  and their agencies..........................      86,026       2,075       2,310        85,791
Corporate securities..........................   1,960,296      17,005      43,521     1,933,780
Mortgage-backed securities....................     191,315       1,429       5,786       186,958
                                                ----------     -------     -------    ----------
Total.........................................  $2,647,315     $20,733     $71,876    $2,596,172
                                                ==========     =======     =======    ==========

                                                                      1993
                                                ------------------------------------------------
                                                               Gross        Gross     Estimated
                                                Amortized   Unrealized   Unrealized     Market
                                                   Cost        Gains       Losses       Value
                                                 ($000'S)    ($000'S)     ($000'S)     ($000'S)
                                                ----------  -----------  -----------  ----------
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies...  $  374,797   $  3,819       $  638   $  377,978
Obligations of U.S. and political
  subdivisions................................       3,705      1,106            -        4,811
Debt securities issued by foreign governments
  and their agencies..........................      99,524      6,632            3      106,153
Corporate securities..........................   2,070,066    107,643        4,514    2,173,195
Mortgage-backed securities....................     287,159      6,223        3,917      289,465
                                                ----------   --------       ------   ----------
Total.........................................  $2,835,251   $125,423       $9,072   $2,951,602
                                                ==========   ========       ======   ==========

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992

The amortized cost and estimated market value of debt securities at December 31, 1994 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     Estimated
                                                          Amortized    Market
                                                            Cost       Value
                                                           ($000'S)   ($000'S)
                                                         ----------  ----------
Due in one year or less................................. $  127,296  $  130,795
Due after one year through five years..................   1,823,406   1,794,674
Due after five years through ten years.................     402,232     384,814
Due after ten years....................................     103,066      98,931
                                                         ----------  ----------
                                                          2,456,000   2,409,214
Mortgage-backed securities.............................     191,315     186,958
                                                         ----------  ----------
Total..................................................  $2,647,315  $2,596,172
                                                         ==========  ==========

      Proceeds from the sale/maturity of debt securities during 1994, 1993 and 1992 were $2.7 billion, $1.7 billion and $3.9 billion, respectively. Gross gains of $16.8 million, $44.5 million and $90.4 million and gross losses of $49.8 million, $12.0 million and $20.8 million were realized on those sales during 1994, 1993, and 1992, respectively.

      The Company invests in both investment grade and non-investment grade securities. The SVO of the NAIC rates fixed maturities held by insurers (SVO rated securities accounted for approximately 93.6% and 93.0% of the Company's total fixed maturities balances at both December 31, 1994 and
      1993) for regulatory purposes and groups investments into six categories ranging from highest quality bonds to those in or near default. The lowest three NAIC categories represent, for the most part, high-yield securities and are defined by the NAIC as including any security with a public agency rating of B+ or B1 or less.

      Included in "fixed maturities" are securities that are classified by the NAIC as being in the lowest three rating categories. These approximated 1.5% and 1.6% of the Company's assets at December 31, 1994 and 1993, respectively. The amount by which the market value of these securities exceeded the carrying value was approximately $(.9) million and 1.0 million at December 31, 1994 and 1993, respectively.

5. Related Party Transactions

   A. Service Agreements

      The Company, The Prudential, Pruco Life of New Jersey and Pruco Securities Corporation, an indirect wholly-owned subsidiary of The Prudential, operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided. The net cost of these services allocated to the Company were $78 million, $98 million, and $71 million for the years ended December 31, 1994, 1993, and 1992, respectively.

      In a reorganization of the parent's Individual Insurance Department, effective January 1, 1993, the corporate staff of the Company was absorbed by the parent. The costs associated with these employees, which were previously borne by the Company, are now charged to the Company under the service and lease agreements with the parent.

   B. Employee Benefit Plans

      Pension Plans

      The Company is a wholly-owned subsidiary of The Prudential which sponsors a defined benefit pension plan. The defined benefit pension plan is generally based on career average earnings and credit length of service. The Prudential's funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service contribution guidelines.

      No pension expense for contributions to the plan was allocated to the Company in 1994, 1993 or 1992 because the plan was subject to the full funding limitation under the Internal Revenue Code.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992

      Postretirement Life and Health Benefits

      The Prudential also sponsors postretirement defined benefit plans which provide certain life insurance and health care benefits. Substantially all employees may become eligible to receive a benefit if they retire after age 55 with at least 10 years of service. Prior to 1993, The Prudential's policy was to fund the cost of providing these benefits in the years that the employees were providing services to the Company. Effective for 1993, The Prudential has recognized the cost of these benefits in accordance with the accounting policy issued by the National Association of Insurance Commissioners (NAIC). The NAIC's policy is similar to SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" except that the NAIC policy excludes non-vested employees and only allows the transition obligation to be recognized immediately or amortized over twenty years. The Prudential has elected to amortize its transition obligation over twenty years. A provision for contributions to the postretirement fund is included in the net cost of services allocated to the Company discussed above for the years ended December 31, 1994, 1993 and 1992.

   C. Reinsurance

      The Company currently has two reinsurance agreements in place with The Prudential (the reinsurer). Specifically: reinsurance of a Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides Reinsurance equal to 100% of all payments due under the Contract; and, a Yearly Renewable Term agreement in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention ($2.5 million). These agreements had no material effect on net income for the years ended December 1994, 1993, and 1992.

   D. Other Transactions

      A certificate of deposit issued by The Prudential Bank and Trust Company of $50 million as of December 31, 1993 was not renewed in 1994. The Company also received a $9 million payment settlement of a promissory note from Pruco Inc. during 1993.

      The Company has issued approximately 375 variable universal life contracts to The Prudential for the purpose of funding non-qualified pension benefits for certain employees. Included in insurance premiums and annuity considerations for the years ended December 31, 1994, 1993 and 1992 are respectively, $12 million, $12 million and $13 million, which are attributable to these contracts.

6. Dividends

   The Company is subject to Arizona law which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend which may be paid in any 12 month period without notification or approval is limited to the lesser of 10% of surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations and the Company's surplus position at December 31, 1994, the Company would be permitted a maximum of $60 million in dividend distributions in 1995, all of which could be paid in cash, without approval from The State of Arizona Department of Insurance.

7. Fair Value Information

   The fair value amounts have been determined by the Company using available information and reasonable valuation methodologies for only those accounts for which fair value disclosures are required. Considerable judgment is necessarily applied in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values.

   The following methods and assumptions were used in calculating the fair values. For all other financial instruments presented in the table, the carrying value is a reasonable estimate of fair value.

   Fixed Maturities. Fair values for fixed maturities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                 PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
             For the Years Ended December 31, 1994, 1993, and 1992

   Treasury yield curve and corporate bond yield curve adjusted for the type of issue, its current quality and its remaining average life. The fair value of certain non-performing private placement securities is based on amounts provided by state regulatory authorities.

   Mortgage Loans. The fair value of the commercial mortgage and agricultural loan portfolio is primarily based upon the present value of the scheduled cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage. For certain non-performing and other loans, fair value is based upon the value of the underlying collateral.

   Policy Loans. The estimated fair value is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

   Investment-Type Insurance Contract Liabilities. Fair values for the Company's investment-type insurance contract liabilities are estimated using a discounted cash flow model, based on interest rates currently being offered for similar contracts.

   The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1994 and 1993.

                                                      1994                    1993
                                             ----------------------  ----------------------
                                              Carrying      Fair      Carrying      Fair
                                               Value       Value       Value       Value
                                             ----------  ----------  ----------  ----------
                                                    ($000'S)                ($000'S)
Financial Assets:
  Fixed maturities                           $2,647,315  $2,596,172  $2,835,251  $2,951,602
  Equity securities                               3,326       3,326       2,788       2,788
  Mortgage loans                                 71,919      71,805      56,184      58,738
  Policy loans                                  493,862     448,617     420,271     416,243
  Other long-term investments                     4,044       4,044       2,753       2,753
  Short-term investments                        191,455     191,455     201,079     201,079

Financial Liabilities:
  Investment-type insurance contracts        $  794,691  $  761,324  $1,053,025  $1,033,692

8. Contingencies

   Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought. In the opinion of the Company, any ultimate liability which would result from such litigation would not have a material adverse effect on the Company's financial position.

9. Subsequent Event

   Several actions have been brought against the Company on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by The Prudential, the Company and agents appointed by The Prudential and the Company. The Prudential has agreed to indemnify the Company for any and all losses resulting from such litigation.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Pruco Life Insurance Company
Newark, New Jersey

We have audited the accompanying consolidated statements of financial position of Pruco Life Insurance Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pruco Life Insurance Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Parsippany, New Jersey
March 6, 1995, except for
Note 9, as to which the date
is November 15, 1995

                         MARKET-VALUE ADJUSTMENT FORMULA

The Market-Value Adjustment, which is applied to withdrawals and transfers made at any time other than the 30-day period following the end of an interest rate period, involves three amounts:

     1. The number of whole months remaining in the existing interest rate period.

     2.   The guaranteed interest rate.

     3. The interest rate that Pruco Life declares for a duration of one year longer than the number of whole years remaining on the existing cell being withdrawn from.

Stated as a formula, the Market Value Factor is equal to:

(M/12) x (R-C), not to exceed +0.40 or be less than -0.40;

Where,

M = the number of whole months (not to be less than one) remaining in the interest rate period.

R = the Contract's guaranteed interest rate expressed as a decimal. Thus 6.2% is converted to 0.062.

C = the interest rate, expressed as a decimal, that Pruco Life declares for a duration equal to the number of whole years remaining in the present interest rate period, plus 1 year as of the date the request for a withdrawal or transfer is received.

The Market-Value Adjustment is then equal to the Market Value Factor multiplied by the amount subject to a Market-Value Adjustment.

The steps below explain how a Market-Value Adjustment is calculated.

     Step 1: Divide the number of whole months left in the existing interest rate period (not to be less than one) by 12.

     Step 2: Determine the interest rate Pruco Life declares on the date the request for withdrawal or transfer is received for a duration of years equal to the whole number of years determined in Step 1, plus 1 additional year. Subtract this interest rate from the guaranteed interest rate. The result could be negative.

     Step 3: Multiply the results of Step 1 and Step 2. Again, the result could be negative. If the result is less than -0.4, use the value -0.4. If the result is in between -0.4 and 0.4, use the actual value. If the result is more than 0.4, use the value 0.4.

     Step 4: Multiply the result of Step 3 (which is the Market Value Factor) by the value of the amount subject to a Market-Value Adjustment. The result is the Market-Value Adjustment.

     Step 5: The result of Step 4 is added to the interest cell. If the Market-Value Adjustment is positive, the interest cell will go up in value. If the Market-Value Adjustment is negative, the interest cell will go down in value.

Depending upon when the withdrawal request is made, a withdrawal charge may apply.

The following example will illustrate the application of a Market-Value Adjustment and the determination of the withdrawal charge. Suppose a Contract owner made two invested purchase payments, the first in the amount of $10,000 on December 1, 1995, all of which was allocated to the Common Stock Subaccount, and the second in the amount of $5,000 on October 1, 1997, all of which was allocated to the MVA Option with a guaranteed interest rate of 8% (0.08) for 7 years. A request for withdrawal of $8,500 is made on February 1, 2000 (the Contract owner does not provide any withdrawal instructions) . On that date the amount in the Common Stock Subaccount is equal to $12,000 and the amount in the interest cell with a maturity date of September 30, 2004 is $5,985.23, so that the Contract Fund on that date is equal to $17,985.23.

On February 1, 2000, the interest rate declared by Pruco Life for the duration of 5 years (4 whole years remaining until September 30, 2004, plus one year) is 11%.

The following computations would be made:

1. Calculate the Contract Fund value as of the effective date of the transaction. This would be $17,985.23.


2. Calculate the charge-free amount (the amount of the withdrawal that is not subject to a withdrawal charge).

                  DATE              PAYMENT           FREE
                  ----              -------           ----
                  12/1/95           $ 10,000          $1,000
                  12/1/96                             $2,000
                  10/1/97           $  5,000          $2,500
                  12/1/97                             $4,000
                  12/1/98                             $5,500
                  12/1/99                             $7,000


   The charge-free amount in the fifth Contract year is 10% of $15,000 (total purchase payments) plus $5,500 (the charge-free amount in the fourth Contract year) for a total of $7,000.

3. Since the withdrawal request is in the fifth Contract year, a 3% withdrawal charge rate applies to any portion of the withdrawal which is not charge-free.

             $8,500.00  requested withdrawal amount
           - $7,000.00  charge-free
             ---------
             $1,500.00  additional amount needed to complete withdrawal

   The Contract provides that the Contract Fund will be reduced by an amount which, when reduced by the withdrawal charge, will equal the amount requested. Therefore, in order to produce the amount needed to complete the withdrawal request ($1,500), we must "gross-up" that amount, before applying the withdrawal charge rate. This is done by dividing by 1 minus the withdrawal charge rate.

                  $1,500.00 / (1-.03) =
                  $1,500.00 / 0.97 = $1,546.39  grossed-up amount

   Please note that a 3% withdrawal charge on this grossed-up amount reduces it to $1,500, the balance needed to complete the request.


                        $1,546.39   grossed-up amount
                        X     .03   withdrawal charge rate
                        ---------
                        $   46.39   withdrawal charge

4. The Market Value Factor is determined as described in steps 1 through 5, above. In this case, it is equal to 0.08 (8% is the guaranteed rate in the existing cell) minus 0.11 (11% is the interest rate that would be offered for an interest cell with a duration of the remaining whole years plus 1), which is -0.03, multiplied by 4.58333 (55 months remaining until September 30, 2004, divided by 12) or -0.13750. Thus, there will be a negative Market-Value Adjustment of 14% of the amount in the interest cell that is subject to the adjustment.

           -0.13750 X $5,985.23 = -    822.97  negative MVA
                                   $ 5,985.23  unadjusted value
                                   ----------
                                   $ 5,162.26  adjusted value
                                   $12,000.00  Common Stock value
                                   ----------
                                   $17,162.26  adjusted Contract Fund

5. The total amount to be withdrawn, $8,546.39, (sum of the surrender charge, $46.39, and the requested withdrawal amount of $8,500) is apportioned over all accounts making up the Contract Fund following the Market-Value Adjustments, if any, associated with the MVA option.

      Common Stock ($12,000 / $17,162.26) X $8,546.39 =  $5,975.71
      7-Yr MVA   ($5,162.26 / $17,162.26) X $8,546.39 =  $2,570.68
                                                         ---------
                                                         $8,546.39
                                      C-2

6. The adjusted value of the interest cell of $5,985.23 reduced by the withdrawal of $2,570.68 leaves $2,591.58. This amount must be "unadjusted" by dividing it by 0.86250 (1 plus the Market-Value Adjustment of -0.13750) to determine the amount remaining in the interest cell to which the guaranteed interest rate of 8% will continue to be credited until September 30, 2004 or a subsequent withdrawal. That amount is $3,004.73.

                                        PART B

                          INFORMATION REQUIRED IN A STATEMENT
                               OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION


November 20, 1995


PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
VARIABLE ANNUITY CONTRACTS

PRUCO LIFE MARKET-VALUE ADJUSTMENT ANNUITY CONTRACTS




The Discovery(sm) Preferred Annuity Contract* (the "Contract") is an individual variable annuity contract issued by the Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("The Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). The Contract is purchased by making an initial purchase payment of $10,000 or more; subsequent payments must be $1,000 or more.


This statement of additional information is not a prospectus and should be read in conjunction with the Contract's prospectus, dated November 20, 1995, which is available without charge upon written request to the Pruco Life Insurance Company, 213 Washington Street, Newark, New Jersey 07102-2992, or by telephoning
(800) 445-4571.





                          Pruco Life Insurance Company
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                            Telephone: (800) 445-4571

*Discovery is a service mark of The Prudential.

DISCOP-1B Ed 11-95
Catalog No. 64M6294

                                    CONTENTS


                                                                            Page

OTHER INFORMATION CONCERNING THE ACCOUNT.......................................1
      Principal Underwriter....................................................1
      Determination of Subaccount Unit Values..................................1
      IRS Required Distributions on Death of Owner.............................1

      Performance Information..................................................2
      Comparative Performance Information......................................5

OTHER INFORMATION CONCERNING THE ACCOUNT

Principal Underwriter

Pruco Securities Corporation ("Prusec"), an indirectly wholly-owned subsidiary of The Prudential, performs all sales and distribution functions regarding the Contracts and may be deemed to be the "principal underwriter" of the Account under the Investment Company Act of 1940.

Determination of Subaccount Unit Values


The value for each Subaccount Unit is computed as of the end of each "valuation period" as defined in the prospectus (also referred to in this section as "business day"). On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the 1.4% annual charge for administrative expenses and mortality and expense risks. (See CHARGES, FEES, AND DEDUCTIONS in the prospectus.) The Account's financial statements reflect a different breakdown of the expense structure than is described in the prospectus. The mortality and expense risk charges described in item 5 therein combined with an administrative charge described in item 4 total an amount which is the same 1.4% per year described in Note 3A of the Notes to the Account's financial statements. The value of the assets of a subaccount is determined by multiplying the number of shares of The Prudential Series Fund, Inc. (the "Series Fund") held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Series Fund but not yet paid.


IRS Required Distributions on Death of Owner

If the Contract owner dies before the entire interest in the Contract is distributed, the value of the Contract must be distributed to the designated beneficiary as described in this section so that the Contract qualifies as an annuity under the Internal Revenue Code.

If the death occurs on or after the annuity date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If the death occurs before the annuity date, the entire interest in the Contract must be distributed within 5 years after date of death. However, if an annuity payment option is selected by the designated beneficiary and if annuity payments begin within 1 year of the owner's death, the value of the Contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. The owner's designated beneficiary is the person to whom ownership of the Contract passes by reason of death, and must be a natural person. Special additional rules apply to Contracts issued in conjunction with plans subject to
Section 457 of the Code. For Contracts purchased in connection with a tax favored plan where the owner's spouse is the beneficiary, annuity payments need only begin on or before April 1 of the calendar year following the calendar year in which the owner would have attained age 70 1/2 or in some instances the remaining interest in the Contract may be rolled over to an IRA owned by the spouse.

If any portion of the Contract owner's interest is payable to (or for the benefit of) the surviving spouse of the owner, the Contract may be continued with the surviving spouse as the owner. This rule does not apply to Contracts issued in connection with tax favored plans other than IRAs.

Performance Information


The tables that follow provide performance information for each subaccount through September 30, 1995. The performance information is based on historical experience and does not indicate or represent future performance. The Growth Stock and Small Capitalization Stock Portfolios commenced operations on May 1, 1995.


Annual Average Total Return


The Discovery Preferred Annuity is a new contract. The returns shown below were calculated using historical investment returns of the portfolios of the Series Fund. All fees, expenses and charges associated with the Discovery Preferred Annuity and the Series Fund have been reflected in these returns, as if the Contract had existed from the inception date of each Series Fund portfolio.

Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended September 30, 1995 in each subaccount other than the Money Market Subaccount. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract.

                                        Table 1
                              Average Annual Total Return

=====================================================================================

                                                                         From Date
                                                                         Subaccount
                                  One Year    Five Years    Ten Years   Established
                       Date        Ended         Ended        Ended       Through
   Subaccount      Established    9/30/95       9/30/95      9/30/95      9/30/95
=====================================================================================
      Bond             6/83         7.27          8.35        8.19          8.56
-------------------------------------------------------------------------------------
 Conservatively        6/83         5.24          9.55        9.43          9.20
Managed Flexible
-------------------------------------------------------------------------------------
  Aggressively         5/83        10.36         12.69       11.11         10.20
Managed Flexible
-------------------------------------------------------------------------------------
 High Yield Bond       2/87         3.06         14.02        N/A           6.92
-------------------------------------------------------------------------------------
High Dividend Stock    2/88         8.75         16.27        N/A          12.81
-------------------------------------------------------------------------------------
  Common Stock         6/83        18.14         19.13       15.10         13.32
-------------------------------------------------------------------------------------
  Growth Stock         5/95         N/A           N/A         N/A          15.40
-------------------------------------------------------------------------------------
Small Capitalization   5/95         N/A           N/A         N/A          12.39
      Stock
-------------------------------------------------------------------------------------
  Global Equity        9/88         4.05         10.71        N/A           8.46
-------------------------------------------------------------------------------------
Natural Resources      5/88        -0.30          9.38        N/A          10.55
=====================================================================================

The average annual rates of total return shown above are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula: P(1+T)"- ERA. In the formula, P is a hypothetical investment of $1,000; T is the average annual total return; " is the number of years; and ERA is the withdrawal value at the end of the periods shown. These figures assume deduction of the maximum withdrawal charge that may be applicable to a particular period. The rates of return for the Growth Stock and Small Capitalization Stock subaccounts are for a five month period and are not annualized.

Non-Standard Total Return

Table 2 below shows the average annual rates of return as in Table 1, but assumes that the investments are not withdrawn at the end of the period or that the Contract owner annuitizes at the end of the period.

                                        Table 2
                  Average Annual Total Return Assuming No Withdrawal


=====================================================================================
                                                                         From Date
                                                                         Subaccount
                                  One Year    Five Years    Ten Years   Established
                       Date         Ended        Ended        Ended       Through
   Subaccount      Established     9/30/95      9/30/95      9/30/95      9/30/95
=====================================================================================
      Bond             6/83         13.57        8.56         8.19          8.56
-------------------------------------------------------------------------------------
 Conservatively        6/83         11.54        9.76         9.43          9.20
Managed Flexible
-------------------------------------------------------------------------------------
  Aggressively         5/83         16.66       12.88        11.11         10.20
Managed Flexible
-------------------------------------------------------------------------------------
 High Yield Bond       2/87          9.36       14.19         N/A           6.92
-------------------------------------------------------------------------------------
High Dividend Stock    2/88         15.05       16.43         N/A          12.81
-------------------------------------------------------------------------------------
  Common Stock         6/83         24.44       19.28        15.10         13.32
-------------------------------------------------------------------------------------
  Growth Stock         5/95          N/A         N/A          N/A          21.70
-------------------------------------------------------------------------------------
Small Capitalization   5/95          N/A         N/A          N/A          18.69
      Stock
-------------------------------------------------------------------------------------
  Global Equity        9/88         10.35       10.91         N/A           8.46
-------------------------------------------------------------------------------------
Natural Resources      5/88          6.00        9.59         N/A          10.55
=====================================================================================

Table 3 shows the cumulative total return for the subaccounts, assuming no withdrawal.

                                        Table 3
                    Cumulative Total Return Assuming No Withdrawal

=====================================================================================
                                                                         From Date
                                                                         Subaccount
                                  One Year    Five Years    Ten Years   Established
                       Date        Ended         Ended        Ended       Through
   Subaccount      Established    9/30/95       9/30/95      9/30/95      9/30/95
=====================================================================================
      Bond             6/83        13.57         50.80       119.79        174.87
-------------------------------------------------------------------------------------
 Conservatively        6/83        11.54         59.31       146.15        195.98
Managed Flexible
-------------------------------------------------------------------------------------
  Aggressively         5/83        16.66         83.23       186.88        231.63
Managed Flexible
-------------------------------------------------------------------------------------
 High Yield Bond       2/87         9.36         94.17         N/A          77.74
-------------------------------------------------------------------------------------
High Dividend Stock    2/88        15.05        113.95         N/A         150.22
-------------------------------------------------------------------------------------
  Common Stock         6/83        24.44        141.49       308.12        366.71
-------------------------------------------------------------------------------------
  Growth Stock         5/95         N/A           N/A          N/A          21.70
-------------------------------------------------------------------------------------
Small Capitalization   5/95         N/A           N/A          N/A          18.69
      Stock
-------------------------------------------------------------------------------------
  Global Equity        9/88        10.35         67.85         N/A          77.00
-------------------------------------------------------------------------------------
Natural Resources      5/88         6.00         58.06         N/A         110.33
=====================================================================================



Money Market Subaccount Yield


The "yield" and "effective yield" figures for the Money Market Subaccount shown below were calculated using historical investment returns of the Money Market Portfolio of the Series Fund. All fees, expenses and charges associated with the Discovery Preferred Annuity and the Series Fund have been reflected as if the Contract had been in existence at the time.

The "yield" and "effective yield" of the Money Market Subaccount for the seven days ended September 30, 1995 were 4.3438% and 4.4376% respectively.


The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest hundredth of 1%.

The deduction referred to above consists of the 1.25% charge for mortality and expense risks and the 0.15% charge for administration. It does not reflect the withdrawal charge.

The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield - ((base period return + 1) 365/7) - 1.

The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

Comparative Performance Information

Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Annuity Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.

                       FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                              VARIABLE ANNUITY CONTRACTS














                          PRUCO LIFE INSURANCE COMPANY
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                            Telephone: (800) 445-4571

                                        PART C

                                   OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     Financial Statements

    To be added by pre-effective amendment.

(b) Exhibits

     (1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note 2)

     (2) Agreements for custody of securities and similar investments--Not Applicable.

     (3) (a) Distribution Agreement between Pruco Securities Corporation (Underwriter) and Pruco Life Insurance Company (Depositor). (Note 2)

          (b) Proposed form of Selected Broker Agreement between Pruco Securities Corporation and brokers with respect to sale of the Contracts. (Note 2)

     (4)  (a) The Prudential Discovery Preferred Contract. (Note 2)

     (5)  (a) Application form for the Contract. (Note 2)

     (6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended July 25, 1972. (Note 2)

          (b) By-laws of Pruco Life Insurance Company, as amended June 14, 1983. (Note 2)

     (7) Contract of reinsurance in connection with variable annuity contract--Not Applicable.

     (8) Other material contracts performed in whole or in part after the date the registration statement is filed:

     (9) Opinion of Counsel and consent to its use as to legality of the securities being registered. (Note 1)

     (10) Written consent of Deloitte & Touche LLP, independent auditors.
          (Note 1)

     (11) All financial statements omitted from Item 23, Financial Statements--Not Applicable.

     (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

     (13) Schedule of Performance Computations. (Note 1)

     (14) Powers of Attorney.

          (a) E. Michael Caulfield, Robert Hill, Garnett L. Keith, Jr., Ira J. Kleinman, Ester H. Milnes, I. Edward Price, Stephen P. Tooley (Note 2)

          (b)  William F. Yelverton (Note 1)

(Note 1) Filed herewith.

(Note 2) Incorporated by reference to Registrant's Form N-4, filed July 19,
         1995.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Incorporated by reference to the Pruco Life Flexible Premium Variable Annuity Account prospectus under "Directors and Officers" contained in Part A of this registration statement.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


Pruco Life Insurance Company ("Pruco Life"), a corporation organized under the laws of Arizona, is a direct, wholly-owned subsidiary of The Prudential Insurance Company of America, ("The Prudential"), a mutual life insurance company organized under the laws of New Jersey. The subsidiaries of The Prudential and short descriptions of each are set forth on the following pages.

Pruco Life may be deemed to control its two wholly-owned subsidiaries, Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") and The Prudential Insurance Company of Arizona ("PLICA"). Pruco Life may also be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Variable Universal Account, the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life Flexible Premium Variable Annuity Account (Registrant) (separate accounts of Pruco Life), the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life of New Jersey).


The above-referenced separate accounts, along with The Prudential and certain of The Prudential's separate accounts, hold all the shares of The Prudential Series Fund, Inc., a Maryland corporation. In addition, The Prudential holds all the shares of Prudential's Gibraltar Fund, a Delaware Corporation, in three of its separate accounts. The Prudential Series Fund, Inc. and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of The Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of The Prudential, all of which are registered as open-end, diversified, management investment companies under the Investment Company Act of 1940.

ITEM 27. NUMBER OF CONTRACT OWNERS

No contracts offered by Registrant will be sold prior to the effective date of this Registration Statement.

ITEM 28. INDEMNIFICATION

The Prudential Directors' and Officers' Liability and Corporation Reimbursement Program, purchased by The Prudential from Aetna Casualty & Surety Company, CNA Insurance Company, Lloyds of London, Great American Insurance Company, Reliance Insurance Company, Corporate Officers & Directors Assurance Ltd., A.C.E. Insurance Company, Ltd., XL Insurance Company, Ltd., and Zurich-American Insurance Company, provides coverage for "Loss" (as defined in the policies) arising from any claim or claims by reason of any actual or alleged act, error, misstatement, misleading statement, omission, or breach of duty by persons in the discharge of their duties solely in their capacities as directors or officers of The Prudential, any of its subsidiaries, or certain investment companies affiliated with The Prudential. Coverage is also provided to the individual directors or officers for such Loss, for which they shall not be indemnified. Loss essentially is the legal liability on claims against a director or officer, including adjudicated damages, settlements and reasonable and necessary legal fees and expenses incurred in defense of adjudicatory proceedings and appeals therefrom. Loss does not include punitive or exemplary damages or the multiplied portion of any multiplied damage award, criminal or civil fines or penalties imposed by law, taxes or wages, or matters which are insurable under the law pursuant to which the policies are construed.

There are a number of exclusions from coverage. Among the matters excluded are Losses arising as the result of (1) claims brought about or contributed to by the criminal or deliberate fraudulent acts of a director or officer, and (2) claims arising from actual or alleged performance of, or failure to perform, services as, or in any capacity similar to, an investment adviser, investment banker, underwriter, broker or dealer, as those terms are defined in the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, any rules or regulations thereunder, or any similar federal, state or local statute, rule or regulation.

The limit of coverage under the Program for both individual and corporate reimbursement coverage is $150,000,000. The retention for corporate reimbursement coverage is $10,000,000 per loss.

The relevant provisions of New Jersey law permitting or requiring indemnification, New Jersey being the state of organization of The Prudential, can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The relevant provisions of Arizona law, Arizona being the state of organization of Pruco Life, can be found in Section 10-005 of the Arizona Statutes Annotated. The text of The Prudential's by-law 27, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit (8)(ii) of Post-Effective Amendment No. 26 to Form N-3, Registration No. 2-76580, filed May 1, 1995, on behalf of The Prudential Variable Contract Account-10. The text of Pruco Life's by-laws, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit (6)(b) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Pruco Securities Corporation also acts as principal underwriter for the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Variable Universal Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, the Pruco Life of New Jersey Single Premium Variable Annuity Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Qualified Individual Variable Contract Account, Prudential's Annuity Plan Account, Prudential's Investment Plan Account, Prudential's Annuity Plan Account-2, Prudential's Gibraltar Fund, and The Prudential Series Fund, Inc.

(b) Name and Principal                       Positions and Offices
    Business Address                         With Underwriter
    ----------------                         ----------------
    E. Michael Caulfield ****                Director

    Thomas Croswell **                       Director
    Joseph Mahoney **                        Director
    Edward Paul Baird**                      Director

    Ira J. Kleinman **                       Director
    James Tignanelli ***                     Chairman of the Board and Director
    Stephen P. Tooley ***                    Vice President and Comptroller
    Martin Pfinsgraff *                      Treasurer
    Thomas C. Castano **                     Secretary

   *  Principal Business Address: Prudential Plaza,  Newark, NJ  07102

  **  Principal Business Address:  213 Washington Street,  Newark, NJ  07102

 ***  Principal Business Address: 1111 Durham Avenue, South Plainfield, NJ 07080

****  Principal Business Address: 477 Martinsville Road,  Liberty Corner, NJ
      07938

 (c)  Not applicable

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, Prudential Plaza, Newark, New Jersey 07102-3777.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre- Effective Amendment No. 1 to the Registration Statement to be signed on its behalf, in the City of Newark, and the State of New Jersey on this 15th day of November, 1995.

(Seal)         The Pruco Life Flexible Premium Variable Annuity Account

                                     (Registrant)

                           By: Pruco Life Insurance Company

                                      (Depositor)

Attest:  /s/ Betty Lee Watson                By:  /s/ Esther H. Milnes
         ----------------------------             ----------------------------
         Betty Lee Watson                         Esther H. Milnes
         Assistant Vice President                 President


As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

          Signature and Title
          -------------------

/s/ *                                     November 15, 1995
---------------------------------------
Robert P. Hill
Chairman of the Board

/s/ *
---------------------------------------
Esther Milnes
President and Director

/s/ *
---------------------------------------
Stephen Tooley
Chief Accounting Officer and Comptroller

/s/ *
---------------------------------------
E. Michael Caulfield
Director

/s/ *                                   *By: /s/ Thomas J. Loftus
---------------------------------------      -----------------------------------
Garnett L. Keith, Jr.                        Thomas J. Loftus
Director                                     (Attorney-in-Fact)


/s/ *
---------------------------------------
Ira J. Kleinman
Director

/s/ *
---------------------------------------
I. Edward Price
Director

/s/*
---------------------------------------
William F. Yelverton
Director

                                     EXHIBIT INDEX

     (9)  Opinion and consent of Clifford E. Kirsch, Esq. as to       Page C-7
          its use as to the legality of the securities being registered.

     (10) Written consent of Deloitte & Touche LLP, independent       Page C-9
          auditors.

     (13) Schedule of Performance Computations.                       Page C-10

     (14) Powers of Attorney.                                         Page C-16

                                                  Exhibit 9

                                        November 15, 1995

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102-2992

Gentlemen:

In my capacity as Chief Legal Officer and Assistant Secretary of Pruco Life Insurance Company ("Pruco Life"), I have reviewed the establishment of the Pruco Life Flexible Premium Variable Annuity Account (the "Account") on June 16, 1995, by the Board of Directors of Pruco Life as a separate account for assets applicable to certain individual variable annuity contracts, pursuant to the provisions of Section 20-651 of the Arizona Insurance Code. I was responsible for oversight of the preparation and review of the Registration Statement on Form N-4, as amended, filed by The Prudential with the Securities and Exchange Commission (Registration No. 33-61125) under the Securities Act of 1933 for the registration of certain individual variable annuity contracts issued with respect to the Account.

I am of the following opinion:

      (1) Pruco Life was duly organized under the laws of Arizona and is a validly existing corporation.

      (2) The Account has been duly created and is validly existing as a separate account pursuant to the aforesaid provisions of Arizona law.

      (3) The portion of the assets held in the Account equal to the reserve and other liabilities for variable benefits under the individual variable annuity contracts is not chargeable with liabilities arising out of any other business Pruco Life may conduct.

      (4) The individual variable annuity contracts are legal and binding obligations of Pruco Life in accordance with their terms.

                                                  Exhibit (9) con't

Page Two
November 15, 1995

In arriving at the foregoing opinion, I have made such examination of law and examined such records and other documents as I judged to be necessary or appropriate.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Clifford E. Kirsch

discop.n-4

                                                  EXHIBIT 10

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Registration Statement No. 33-61125 on Form N-4 of Pruco Life Flexible Premium Variable Annuity Account of the Pruco Life Insurance Company of our report dated March 6, 1995, except for Note 9 as to which the date is November 15, 1995, relating to the financial statements of the Pruco Life Insurance Company and subsidiaries, which is part of such Registration Statement, and to the reference to us under the Heading "Experts" in such Prospectus.




Deloitte & Touche LLP
Parsippany, New Jersey
November 15, 1995

                                                                     Exhibit 13
SCHEDULE OF PERFORMANCE COMPUTATIONS


DISCOVERY PREFERRED
TABLE #1
AVERAGE ANNUAL TOTAL RETURN
O9/30/95


                       INCPT DATE    1 YR        5 YR       10 YR     SINCE ICPT
                       ----------   ------     -------     -------    ----------
BOND ...............      6/83       7.27%       8.35%       8.19%       8.56%
HIYLD ..............      2/87       3.06%      14.02%       N/A         6.92%
STOCK ..............      6/83      18.14%      19.13%      15.10%      13.32%
HIDIV ..............      2/88       8.75%      16.27%       N/A        12.81%
NATR ...............      5/88      -0.30%       9.38%       N/A        10.55%
GLEQ ...............      9/88       4.05%      10.71%       N/A         8.46%
CONS ...............      6/83       5.24%       9.55%       9.43%       9.20%
AGGR ...............      5/83      10.36%      12.69%      11.11%      10.20%
GROWTH .............      5/95       N/A         N/A         N/A        15.40%
SMCAP ..............      5/95       N/A         N/A         N/A        12.39%


DISCOVERY PREFERRED
TABLE #2
AVERAGE ANNUAL TOTAL RETURN ASSUMING NO WITHDRAWAL
O9/30/95


                       INCPT DATE    1 YR        5 YR       10 YR     SINCE ICPT
                       ----------   ------     -------     -------    ----------
BOND ...............      6/83      13.57%       8.56%       8.19%       8.56%
HIYLD ..............      2/87       9.36%      14.19%       N/A         6.92%
STOCK ..............      6/83      24.44%      19.28%      15.10%      13.32%
HIDIV ..............      2/88      15.05%      16.43%       N/A        12.81%
NATR ...............      5/88       6.00%       9.59%       N/A        10.55%
GLEQ ...............      9/88      10.35%      10.91%       N/A         8.46%
CONS ...............      6/83      11.54%       9.76%       9.43%       9.20%
AGGR ...............      5/83      16.66%      12.88%      11.11%      10.20%
GROWTH .............      5/95       N/A         N/A         N/A        21.70%
SMCAP ..............      5/95       N/A         N/A         N/A        18.69%


DISCOVERY PREFERRED
TABLE #3
CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL
O9/30/95


                       INCPT DATE    1 YR        5 YR       10 YR     SINCE ICPT
                       ----------   ------     -------     -------    ----------
BOND ...............      6/83      13.57%      50.80%     119.79%     174.87%
HIYLD ..............      2/87       9.36%      94.17%       N/A        77.74%
STOCK ..............      6/83      24.44%     141.49      308.12      366.71%
HIDIV ..............      2/88      15.05%     113.95%       N/A       150.22%
NATR ...............      5/88       6.00%      58.06%       N/A       110.33%
GLEQ ...............      9/88      10.35%      67.85%       N/A        77.00%
CONS ...............      6/83      11.54%      59.31%     146.15%     195.98%
AGGR ...............      5/83      16.66%      83.23%     186.88%     231.63%
GROWTH .............      5/95       N/A         N/A         N/A        21.70%
SMCAP ..............      5/95       N/A         N/A         N/A        18.69%


TABLE #3
CUMULATIVE TOTAL
                              A            B           C             D              E=(A/D)-1      F=(B/D)-1        G=(C/D)-1
                            5 YEAR      10 YEAR    SINCE INCPT                      5 YEAR ROR    10 YEAR ROR    SINCE INCPT ROR
                           --------     --------   -----------    --------          ----------    -----------    ---------------
BOND ...............       1,507.95     2,197.91     2,748.68     1,000.00            50.80%        119.79%          174.87%
HIYLD ..............       1,941.70       N/A        1,777.38     1,000.00            94.17%          N/A             77.74%
STOCK ..............       2,414.87     4,081.24     4,667.11     1,000.00           141.49%        308.12%          366.71%
HIDIV ..............       2,139.50       N/A        2,502.21     1,000.00           113.95%          N/A            150.22%
NATR ...............       1,580.64       N/A        2,103.30     1,000.00            58.06%          N/A            110.33%
GLEQ ...............       1,678.46       N/A        1,769.97     1,000.00            67.85%          N/A             77.00%
CONS ...............       1,593.10     2,461.49     2,959.76     1,000.00            59.31%        146.15%          195.98%
AGGR ...............       1,832.31     2,868.76     3,316.27     1,000.00            83.23%        186.88%          231.63%
GROWTH .............         N/A          N/A        1,216.95     1,000.00             N/A            N/A             21.70%
SMCAP ..............         N/A          N/A        1,186.87     1,000.00             N/A            NA/             18.69%

                                      C-11


UNIT VALUES
UNIT VALUES FOR THE LAST DAY OF EVERY THIRD QUARTER SINCE INCEPTION FOR THE DISCOVERY PREFERRED PRODUCT


Discovery Preferred       BOND     STOCK     AGGR      CONS      HIDIV     HIYLD     NATR      GLEQ     GROWTH    SMCAP
-------------------     --------  --------- --------- --------- --------- --------- --------  --------- --------  --------
INCEPTION DATE .......  08-Jun-83 06-Jun-83 27-May-83 02-Jun-83 19-Feb-88 23-Feb-87 01-May-88 19-Sep-88 01-May-95 01-May-95
WHOLE YEARS SINCE
 INCEPTION ...........     12.31     12.32     12.34     12.33      7.61      8.60      7.41      7.03      0.42      0.42
                                                                                                                             TOTAL
INCEPTION UNIT VALUE .  0.99690   1.00243   1.00055   1.00431   0.99730   0.99968   0.99247   0.99849   1.00869   1.00159   10.00241

 30-Sep-83 ...........  1.00219   0.99430   1.00016   1.01347     N/A       N/A       N/A       N/A       N/A       N/A      4.01012

 30-Sep-84 ...........  1.07709   1.01813   1.01634   1.06599     N/A       N/A       N/A       N/A       N/A       N/A      4.17755

 30-Sep-85 ...........  1.24671   1.14633   1.15663   1.20761     N/A       N/A       N/A       N/A       N/A       N/A      4.75728

 30-Sep-86 ...........  1.44638   1.49300   1.42757   1.44372     N/A       N/A       N/A       N/A       N/A       N/A      5.81607

 30-Sep-87 ...........  1.41982   2.04326   1.70619   1.64840     N/A     0.97036     N/A       N/A       N/A       N/A      7.78803

 30-Sep-88 ...........  1.57914   1.75650   1.58390   1.60646   1.07362   1.02983   0.98917   1.00586     N/A       N/A     10.62448

 30-Sep-89 ...........  1.72484   2.25977   1.88583   1.82650   1.32627   1.06192   1.30635   1.23455     N/A       N/A     12.62603

 30-Sep-90 ...........  1.81714   1.93735   1.81088   1.86587   1.16637   0.91508   1.32064   1.05293     N/A       N/A     11.88626

 30-Sep-91 ...........  2.08185   2.58700   2.23691   2.17999   1.49562   1.15738   1.42703   1.18100     N/A       N/A     14.34678

 30-Sep-92 ...........  2.32082   2.87886   2.45308   2.35423   1.66541   1.38342   1.53225   1.12675     N/A       N/A     15.71482

 30-Sep-93 ...........  2.53975   3.52411   2.92112   2.68585   2.04925   1.57525   1.80010   1.44406     N/A       N/A     18.53949

 30-Sep-94 ...........  2.41270   3.75975   2.84431   2.66490   2.16898   1.62472   1.96921   1.60158     N/A       N/A     19.04615

 30-Sep-95 ...........  2.74016   4,67845   3.31809   2.97252   2.49545   1.77681   2.08746   1.76730   1.22753   1.18876   24.25253

Must input current           *********
period being used:           30-Sep-95
                             *********

                                      C-12



ANNUALIZED RATES OF RETURN
AVG POLICY SIZE 1000                    $0.00 ANNUAL CHG

DISCOVERY PREFERRED         BOND      STOCK      AGGR       CONS       HIDIV      HIYLD      NATR       GLEQ     GROWTH     SMCAP
-------------------       -------    -------    -------    -------    -------    -------    ------    --------   ------     -----
1 YEAR % OF RETURN .....   13.57%     24.44%     16.66%     11.54%     15.05%      9.36%      6.00%     10.35%     N/A       N/A
ERV(ENDING
  REDEEMABLE VALUE) ....  1135.72    1244.35    1166.57    1115.43    1150.52    1093.61    1060.05    1103.47     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00     N/A       N/A
ERV LESS ADMIN
  CHARGE ...............  1135.72    1244.35    1166.57    1115.43    1150.52    1093.61    1060.05    1103.47     N/A       N/A
ROR BEFORE LOAD ........   13.57%     24.44%     16.66%     11.54%     15.05%      9.36%      6.00%     10.35%     N/A       N/A

CHARGE-FREE AMOUNT .....   100.00     100.00     100.00     100.00     100.00     100.00     100.00     100.00     N/A       N/A
AMT SUBJ TO LOAD .......   900.00     900.00     900.00     900.00     900.00     900.00     900.00     900.00     N/A       N/A
1ST YEAR SALE CHARGE ...    7.00%      7.00%      7.00%      7.00%      7.00%      7.00%      7.00%      7.00%     N/A       N/A
AMT OF LOAD ............    63.00      63.00      63.00      63.00      63.00      63.00      63.00      63.00     N/A       N/A
ERV LESS ADMIN CHG
  & LOAD ...............  1072.72    1181.35    1103.57    1052.43    1087.52    1030.61     997.05    1040.47     N/A       N/A
                          =======    =======    =======    =======    =======    =======    =======    =======    ====      ====
RETURN W/SALES LOAD
  AND ADM CHG ..........    7.27%     18.14%     10.36%      5.24%      8.75%      3.06%     -0.30%      4.05%     N/A       N/A


ANNUALIZED RATES OF
RETURN                                 $0.00
AVG POLICY SIZE 1000

DISCOVERY PREFERRED         BOND      STOCK      AGGR       CONS       HIDIV      HIYLD      NATR       GLEQ     GROWTH     SMCAP
-------------------       -------    -------    -------    -------    -------    -------    ------    --------   ------     -----
5 YR RATE OF RETURN
YEARS IN EXISTENCE .....     5.00       5.00       5.00       5.00       5.00       5.00       5.00       5.00    0.00      0.00
'90(OR INCEPT) TO
  '91 ROR ..............   14.57%     33.53%     23.53%     16.84%     28.23%     26.48%      8.06%     12.16%     N/A       N/A
'90 TO '91 ERV .........  1145.67    1335.33    1235.26    1168.35    1282.29    1264.79    1080.56    1121.63     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00     N/A       N/A
'90 TO '91 ERV LESS
  ADMIN CHG ............  1145.67    1335.33    1235.26    1168.35    1282.29    1264.79    1080.56    1121.63     N/A       N/A
'91(OR INCEPT) TO
  '92 ROR ..............   11.48%     11.28%      9.66%      7.99%     11.35%     19.53%      7.37%     -4.59%     N/A       N/A
'91 TO '92 ERV .........  1277.18    1485.98    1354.63    1261.73    1427.86    1511.80    1160.23    1070.11     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00     N/A       N/A
'91 TO '92 ERV LESS
  ADMIN CHG ............  1277.18    1485.98    1354.63    1261.73    1427.86    1511.80    1160.23    1070.11     N/A       N/A
'92(OR INCEPT) TO
  '93 ROR ..............    9.43%     22.41%     19.08%     14.09%     23.05%     13.87%     17.48%     28.16%     N/A       N/A
'92 TO '93 ERV .........  1397.66    1819.04    1613.09    1439.46    1756.95    1721.43    1363.05    1371.47     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00     N/A       N/A
'92 TO '93 ERV LESS
  ADMIN CHG ............  1397.66    1819.04    1613.09    1439.46    1756.95    1721.43    1363.05    1371.47     N/A       N/A
'93(OR INCEPT) TO
  '94 ROR ..............   -5.00%      6.69%     -2.63%     -0.78%      5.84%      3.14%      9.39%     10.91%     N/A       N/A
'93 TO '94 ERV .........  1327.75    1940.67    1570.68    1428.23    1859.60    1775.50    1491.10    1521.07     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00     N/A       N/A
'93 TO '94 ERV LESS
  ADMIN CHG ............  1327.75    1940.67    1570.68    1428.23    1859.60    1775.50    1491.10    1521.07     N/A       N/A
'94(OR INCEPT) TO
  '95 ROR ..............   13.57%     24.44%     16.66%     11.54%     15.05%      9.36%      6.00%     10.35%     N/A       N/A
'94 TO '95 ERV .........  1507.95    2414.87    1832.31    1593.10    2139.50    1941.70    1580.64    1678.46     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00     N/A       N/A
'94 TO '95 ERV LESS
  ADMIN CHG ............  1507.95    2414.87    1832.31    1593.10    2139.50    1941.70    1580.64    1678.46     N/A       N/A
ANNUALIZED ROR
  BEFORE LOAD ..........    8.56%     19.28%     12.88%      9.76%     16.43%     14.19%      9.59%     10.91%     N/A       N/A

CHARGE-FREE AMOUNT .....   500.00     500.00     500.00     500.00     500.00     500.00     500.00     500.00     N/A       N/A
AMT SUBJ TO LOAD .......   500.00     500.00     500.00     500.00     500.00     500.00     500.00     500.00     N/A       N/A
5TH (OR INCEPTION)
  SALE CHARGE ..........    3.00%      3.00%      3.00%      3.00%      3.00%      3.00%      3.00%      3.00%     N/A       N/A
AMT OF LOAD ............    15.00      15.00      15.00      15.00      15.00      15.00      15.00      15.00     N/A       N/A
ERV LESS LOAD ..........  1492.95    2399.87    1817.31    1578.10    2124.50    1926.70    1565.64    1663.46     N/A       N/A
                          =======    =======    =======    =======    =======    =======    =======    =======    ====      ====
ANN.5YR RET W/LOAD
  AND ADM CHG ..........    8.35%     19.13%     12.69%      9.55%     16.27%     14.02%      9.38%     10.71%     N/A       N/A

                                      C-13


ANNUALIZED RATES OF RETURN

10 YR RATE OF RETURN        BOND      STOCK      AGGR       CONS       HIDIV      HIYLD      NATR       GLEQ     GROWTH     SMCAP
--------------------      -------    -------    -------    -------    -------    -------    ------    --------   ------     -----
YEARS IN EXISTENCE .....    10.00      10.00      10.00      10.00       7.61       8.60       7.41       7.03    0.42      0.42
'84 TO '85 ERV LESS
  ADMIN CHG ............  1000.00    1000.00    1000.00    1000.00        N/A        N/A        N/A        N/A     N/A       N/A
'85 TO '86 ROR .........   16.02%     30.24%     23.42%     19.55%        N/A        N/A        N/A        N/A     N/A       N/A
'85 TO '86 ERV .........  1160.16    1302.42    1234.25    1195.52        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'85 TO '86 ERV LESS
  ADMIN CHG ............  1160.16    1302.42    1234.25    1195.52        N/A        N/A        N/A        N/A     N/A       N/A
'86 TO '87 ROR .........   -1.84%     36.86%     19.52%     14.18%        N/A        N/A        N/A        N/A     N/A       N/A
'86 TO '87 ERV .........  1138.85    1782.44    1475.14    1365.01        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'86 TO '87 ERV LESS
  ADMIN CHG ............  1138.85    1782.44    1475.14    1365.01        N/A        N/A        N/A        N/A     N/A       N/A
'87(OR INCEPT) TO
  '88 ROR ..............   11.22%    -14.03%     -7.17%     -2.54%        N/A        N/A        N/A        N/A     N/A       N/A
'87 TO '88 ERV .........  1266.65    1532.28    1369.41    1330.28        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'87 TO '88 ERV LESS
  ADMIN CHG ............  1266.65    1532.28    1369.41    1330.28        N/A        N/A        N/A        N/A     N/A       N/A
'88(OR INCEPT) TO
  '89 ROR ..............    9.23%     28.65%     19.06%     13.70%        N/A        N/A        N/A        N/A     N/A       N/A
'88 TO '89 ERV .........  1383.51    1971.31    1630.45    1512.49        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'88 TO '89 ERV LESS
  ADMIN CHG ............  1383.51    1971.31    1630.45    1512.49        N/A        N/A        N/A        N/A     N/A       N/A
'89(OR INCEPT) TO
  '90 ROR ..............    5.35%    -14.27%     -3.97%      2.16%        N/A        N/A        N/A        N/A     N/A       N/A
'89 TO '90 ERV .........  1457.55    1690.05    1565.65    1545.09        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'89 TO '90 ERV LESS
  ADMIN CHG ............  1457.55    1690.05    1565.65    1545.09        N/A        N/A        N/A        N/A     N/A       N/A
'90(OR INCEPT) TO
  '91 ROR ..............   14.57%     33.53%     23.53%     16.84%        N/A        N/A        N/A        N/A     N/A       N/A
'90 TO '91 ERV .........  1669.88    2256.77    1933.99    1805.21        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'90 TO '91 ERV LESS
  ADMIN CHG ............  1669.88    2256.77    1933.99    1805.21        N/A        N/A        N/A        N/A     N/A       N/A
'91(OR INCEPT) TO
  '92 ROR ..............   11.48%     11.28%      9.66%      7.99%        N/A        N/A        N/A        N/A     N/A       N/A
'91 TO '92 ERV .........  1861.56    2511.37    2120.89    1949.50        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'91 TO '92 ERV LESS
  ADMIN CHG ............  1861.56    2511.37    2120.89    1949.50        N/A        N/A        N/A        N/A     N/A       N/A
'92(OR INCEPT) TO
  '93 ROR ..............    9.43%     22.41%     19.08%     14.09%        N/A        N/A        N/A        N/A     N/A       N/A
'92 TO '93 ERV .........  2037.16    3074.25    2525.54    2224.10        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'92 TO '93 ERV LESS
  ADMIN CHG ............  2037.16    3074.25    2525.54    2224.10        N/A        N/A        N/A        N/A     N/A       N/A
'93(OR INCEPT) TO
  '94 ROR ..............   -5.00%      6.69%     -2.63%     -0.78%        N/A        N/A        N/A        N/A     N/A       N/A
'93 TO '94 ERV .........  1935.25    3279.81    2459.14    2206.76        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'93 TO '94 ERV LESS
  ADMIN CHG ............  1935.25    3279.81    2459.14    2206.76        N/A        N/A        N/A        N/A     N/A       N/A
'94(OR INCEPT) TO
  '95 ROR ..............   13.57%     24.44%     16.66%     11.54%        N/A        N/A        N/A        N/A     N/A       N/A
'94 TO '95 ERV .........  2197.91    4081.24    2868.76    2461.49        N/A        N/A        N/A        N/A     N/A       N/A
ANNUAL ADMIN CHARGE ....     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
'94 TO '95 ERV LESS
  ADMIN CHG ............  2197.91    4081.24    2868.76    2461.49        N/A        N/A        N/A        N/A     N/A       N/A

ANNUALIZED ROR
  BEFORE LOAD ..........    8.19%     15.10%     11.11%      9.43%        N/A        N/A        N/A        N/A     N/A       N/A


CHARGE-FREE AMOUNT .....  1000.00    1000.00    1000.00    1000.00        N/A        N/A        N/A        N/A     N/A       N/A
AMT SUBJ TO LOAD .......     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
10TH SALE CHARGE .......    0.00%      0.00%      0.00%      0.00%        N/A        N/A        N/A        N/A     N/A       N/A
AMT OF LOAD ............     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A     N/A       N/A
ERV LESS LOAD ..........  2197.91    4081.24    2868.76    2461.49        N/A        N/A        N/A        N/A     N/A       N/A
                          =======    =======    =======    =======       ====       ====       ====       ====    ====      ====
ANN.10YR RET W/LOAD
  AND ADM CHG ..........    8.19%     15.10%     11.11%      9.43%        N/A        N/A        N/A        N/A     N/A       N/A

                                      C-14

ANNUALIZED RATES OF RETURN

DISCOVERY PREFERRED

SINCE INCEPTION
RATE OF RETURN              BOND      STOCK      AGGR       CONS       HIDIV      HIYLD      NATR       GLEQ     GROWTH     SMCAP
-------------------       -------    -------    -------    -------    -------    -------    ------    --------   ------     -----
YEARS IN
  EXISTENCE ............    12.31      12.32      12.34      12.33       7.61       8.60       7.41       7.03     0.42       0.42
INCEPT. TO '83
  ROR ..................      N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A      N/A        N/A
INCEPT. TO '83
  ERV ..................      N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............      N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A      N/A        N/A
INCEPT. TO 83
  ERV LESS ADMIN
  CHG ..................      N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A      N/A        N/A
'83 (OR INCEPT)
  TO '84 ROR ...........    8.04%      1.57%      1.58%      6.14%        N/A        N/A        N/A        N/A      N/A        N/A
'83 TO '84 ERV .........  1080.44    1015.66    1015.78    1061.42        N/A        N/A        N/A        N/A      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A      N/A        N/A
'83 TO '84 ERV
  LESS ADMIN CHG .......  1080.44    1015.66    1015.78    1061.42        N/A        N/A        N/A        N/A      N/A        N/A
'84 TO '85 ROR .........   15.75%     12.59%     13.80%     13.29%        N/A        N/A        N/A        N/A      N/A        N/A
'84 TO '85 ERV .........  1250.59    1143.55    1155.99    1202.43        N/A        N/A        N/A        N/A      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A      N/A        N/A
'84 TO '85 ERV
  LESS ADMIN CHG .......  1250.59    1143.55    1155.99    1202.43        N/A        N/A        N/A        N/A      N/A        N/A
'85 TO '86 ROR .........   16.02%     30.24%     23.42%     19.55%        N/A        N/A        N/A        N/A      N/A        N/A
'85 TO '86 ERV .........  1450.88    1489.38    1426.79    1437.52        N/A        N/A        N/A        N/A      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00        N/A        N/A        N/A        N/A      N/A        N/A
'85 TO '86 ERV
  LESS ADMIN CHG .......  1450.88    1489.38    1426.79    1437.52        N/A        N/A        N/A        N/A      N/A        N/A
'86(OR INCEPT)
  TO '87 ROR ...........   -1.84%     36.86%     19.52%     14.18%        N/A     -2.93%        N/A        N/A      N/A        N/A
'86 TO '87 ERV .........  1424.24    2038.31    1705.25    1641.33        N/A     970.67        N/A        N/A      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00        N/A       0.00        N/A        N/A      N/A        N/A
'86 TO '87 ERV
  LESS ADMIN CHG .......  1424.24    2038.31    1705.25    1641.33        N/A     970.67        N/A        N/A      N/A        N/A
'87(OR INCEPT)
  TO '88 ROR ...........   11.22%    -14.03%     -7.17%     -2.54%      7.65%      6.13%        N/A        N/A      N/A        N/A
'87 TO '88 ERV .........  1584.05    1752.24    1583.03    1599.57    1076.53    1030.16        N/A        N/A      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00       0.00       0.00        N/A        N/A      N/A        N/A
'87 TO '88 ERV
  LESS ADMIN CHG .......  1584.05    1752.24    1583.03    1599.57    1076.53    1030.16        N/A        N/A      N/A        N/A
'88(OR INCEPT)
  TO '89 ROR ...........    9.23%     28.65%     19.06%     13.70%     23.53%      3.12%     31.63%        N/A      N/A        N/A
'88 TO '89 ERV .........  1730.20    2254.29    1884.79    1818.66    1329.86    1062.26    1316.26        N/A      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00       0.00       0.00       0.00        N/A      N/A        N/A
'88 TO '89 ERV
  LESS ADMIN CHG .......  1730.20    2254.29    1884.79    1818.66    1329.86    1062.26    1316.26        N/A      N/A        N/A
'89(OR INCEPT)
  TO '90 ROR ...........    5.35%    -14.27%     -3.97%      2.16%    -12.06%    -13.83%      1.09%      5.45%      N/A        N/A
'89 TO '90 ERV .........  1822.79    1932.65    1809.88    1857.86    1169.53     915.37    1330.66    1054.52      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00      N/A        N/A
'89 TO '90 ERV
  LESS ADMIN CHG .......  1822.79    1932.65    1809.88    1857.86    1169.53     915.37    1330.66    1054.52      N/A        N/A
'90(OR INCEPT)
  TO '91 ROR ...........   14.57%     33.53%     23.53%     16.84%     28.23%     26.48%      8.06%     12.16%      N/A        N/A
'90 TO '91 ERV .........  2088.32    2580.73    2235.68    2170.63    1499.67    1157.75    1437.86    1182.79      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00      N/A        N/A
'90 TO '91 ERV
  LESS ADMIN CHG .......  2088.32    2580.73    2235.68    2170.63    1499.67    1157.75    1437.86    1182.79      N/A        N/A
'91(OR INCEPT)
  TO '92 ROR ...........   11.48%     11.28%      9.66%      7.99%     11.35%     19.53%      7.37%     -4.59%      N/A        N/A
'91 TO '92 ERV .........  2328.04    2871.88    2451.73    2344.13    1669.92    1383.86    1543.88    1128.45      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00      N/A        N/A
'91 TO '92 ERV
  LESS ADMIN CHG .......  2328.04    2871.88    2451.73    2344.13    1669.92    1383.86    1543.88    1128.45      N/A        N/A
'92(OR INCEPT)
  TO '93 ROR ...........    9.43%     22.41%     19.08%     14.09%     23.05%     13.87%     17.48%     28.16%      N/A        N/A
'92 TO '93 ERV .........  2547.65    3515.57    2919.51    2674.32    2054.80    1575.75    1813.76    1446.24      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00      N/A        N/A
'92 TO '93 ERV
  LESS ADMIN CHG .......  2547.65    3515.57    2919.51    2674.32    2054.80    1575.75    1813.76    1446.24      N/A        N/A
'93(OR INCEPT)
  TO '94 ROR ...........   -5.00%      6.69%     -2.63%     -0.78%      5.84%      3.14%      9.39%     10.91%      N/A        N/A
'93 TO '94 ERV .........  2420.20    3750.64    2842.75    2653.46    2174.85    1625.24    1984.15    1604.00      N/A        N/A
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00      N/A        N/A
'93 TO '94 ERV
  LESS ADMIN CHG .......  2420.20    3750.64    2842.75    2653.46    2174.85    1625.24    1984.15    1604.00      N/A        N/A
'94(OR INCEPT)
  TO '95 ROR ...........   13.57%     24.44%     16.66%     11.54%     15.05%      9.36%      6.00%     10.35%    21.70%+    18.69%+
'94 TO '95 ERV .........  2748.68    4667.11    3316.27    2959.76    2502.21    1777.38    2103.30    1769.97    1216.95    1186.87
ANNUAL ADMIN
  CHARGE ...............     0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00
'94 TO '95 ERV
  LESS ADMIN CHG .......  2748.68    4667.11    3316.27    2959.76    2502.21    1777.38    2103.30    1769.97    1216.95    1186.87

ANNUALIZED ROR
  BEFORE LOAD ..........    8.56%     13.32%     10.20%      9.20%     12.81%      6.92%     10.55%      8.46%     60.29%     50.94%

CHARGE-FREE
  AMOUNT ...............  1300.00    1300.00    1300.00    1300.00     800.00     900.00     800.00     800.00     100.00     100.00
AMT SUBJ TO LOAD .......  (300.00)   (300.00)   (300.00)   (300.00)    200.00     100.00     200.00     200.00     900.00     900.00
10TH OR
  INCEPTION SALE
   CHARGE ..............    0.00%      0.00%      0.00%      0.00%      0.00%      0.00%      0.00%      0.00%      7.00%      7.00%
AMT OF LOAD ............    0.00       0.00       0.00       0.00       0.00       0.00       0.00       0.00      63.00      63.00
ERV LESS LOAD .......... 2748.68    4667.11    3316.27    2959.76    2502.21    1777.38    2103.30    1769.97    1153.95    1123.87
                         =======    =======    =======    =======    =======    =======    =======    =======    =======    =======
ANNUALIZED SINCE
  INCEPTION RETURN
  W/LOAD AND ADM
  CHG ..................    8.56%     13.32%      10.20%     9.20%     12.81%      6.92%     10.55%       8.46%  15.40%++   12.39%++

-------------

+ These amounts are used for the Growth and Small Capitalization Stock portfolios because the amounts are not annualized. Since these two portfolios have been in existence for less than one year, annualizing the rates of return would represent predicting future returns which is not allowable.

++ These amounts for the Growth and Small Capitalization Stock portfolio are not annualized. Because these portfolios have been in existence for less than one year, annualizing the rates of return would represent predicting future returns which is not allowable. Therefore, for these two portfolios, the rates of return are calculated as the Ending Realized Value (ERV) minus the Sales Load Charge minus the original investment of $1000 divided by the original investment of $1000. **ROR=(ERV less Load-$1000)/$1000


                                                               Exhibit (14)

                                  POWER OF ATTORNEY

     Know all men by these presents:

     That I, WILLIAM YELVERTON, of SOUTH PLAINFIELD, NEW JERSEY, a member of the Board of Directors of Pruco Life Insurance Company, do hereby make, constitute and appoint as my true and lawful attorneys in fact CLIFFORD E. KIRSCH, THOMAS
C. CASTANO, RICHARD E. MEADE, and THOMAS J. LOFTUS, or any of them severally for me and in my name, place and stead to sign registration statements on the appropriate forms prescribed by the Securities and Exchange Commission for the registration under the Investment Company Act of 1940, where applicable, and the Securities Act of 1933, respectively, and any and all amendments thereto executed on behalf of Pruco Life Insurance Company and filed with the Securities and Exchange Commission for the following:

     The Pruco Life PRUvider Variable Appreciable Account and variable life insurance contracts, to the extent they represent participating interests in said Account;

     The Pruco Life Variable Appreciable Account and flexible premium variable life insurance contracts, to the extent they represent participating interests in said Account;

     The Pruco Life Variable Insurance Account and scheduled premium variable life insurance contracts, to the extent they represent participating interests in said Account;

     The Pruco Life Single Premium Variable Life Account and flexible premium variable life insurance contracts, to the extent they represent participating interests in said Account;

     The Pruco Life Variable Universal Account and flexible premium variable universal life insurance contracts, to the extent they represent participating interests in said Account;

     The Pruco Life Single Premium Variable Annuity Account and single payment variable annuity contracts, to the extent they represent participating interests in said Account;

     The Pruco Life Flexible Premium Variable Annuity Account and flexible premium variable annuity contracts, to the extent they represent participating interests in said Account;

     Market value adjustment annuity contracts; and

     The Pruco Life Variable Contract Real Property Account and individual variable life insurance contracts and variable annuity contracts, to the extent they represent participating interests in said Account.


     IN WITNESS WHEREOF, I have hereunto set my hand this 27th day of October, 1995.

                                                WILLIAM YELVERTON
                                            --------------------------
                                                    Signature

State of New Jersey      )
                         ) SS
County of Middlesex      )

     On this 27th day of October, 1995, before me personally appeared William Yelverton known to me to be the person mentioned and described in and who executed the foregoing instrument and he duly acknowledged to me that he executed the same.

My commission expires:
May 5, 1998

                                                  Ingrid Young
                                            --------------------------